As filed with the Securities and Exchange Commission on May 5, 2006 Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________________
Calibre Energy, Inc.
(Name of small business issuer on its charter)
___________________

Nevada (State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	88-0343804 (I.R.S. Employer Identification Number)

1667 K Street, NW, Suite 1230
Washington, D.C. 20006
(202) 223-4401
(Address and telephone number
of principal executive offices and principal place of business)
___________________

Oliver Pennington
1667 K Street, NW, Suite 1230
Washington, D.C. 20006
(202) 223-4401
(Name, address and telephone number
of agent for service)
___________________

Copy to:
Michael C. Blaney
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2300
Houston, TX 77002
(713) 758-2222
___________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: ☐
___________________

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value	56,620,806	$2.78	$157,405,840.60	$16,842.42
Common Stock, $0.001 par value (2)	17,979,500	$2.78	$49,983,010.05	$5,348.18
Total	74,600,306		$207,388,850.65	$22,190.60
___________
(1) Pursuant to Rule 457(c) calculated on the basis of the average of the bid and asked prices of the common stock as reported by the OTC Bulletin Board on April 28, 2006.
(2) Represents the number of shares that may be sold by the selling shareholders following exercise of warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

DATED May 5, 2006

Calibre Energy, Inc.

74,600,306 Shares of Common Stock

This prospectus relates to the resale from time to time by the selling stockholders of up to 74,600,306 shares of our common stock, including 56,620,806 shares of common stock previously issued and 17,979,500 shares of common stock issuable upon the exercise of common stock purchase warrants. The selling stockholders may sell the shares of common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

Shares of our common stock are traded on the NASD OTC Bulletin Board under the symbol “CBRE.OB.” On April 28, 2006, the last reported sales price for our common stock on the OTC Bulletin Board was $ 2.77 per share.

We will not receive any proceeds from the sale of the shares of our common stock covered by this prospectus.

___________________________________

Investing in our common stock involves a high degree of risk. You should read carefully this entire prospectus, including the section captioned “Risk Factors” beginning on page 3, before making a decision to purchase our stock.

___________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2006.

TABLE OF CONTENTS

Page
PROSPECTUS SUMMARY	1
RISK FACTORS	2
FORWARD LOOKING STATEMENTS	7
USE OF PROCEEDS	8
PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY	8
SELECTED HISTORICAL FINANCIAL DATA	9
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
RESULTS OF OPERATIONS	13
OUR BUSINESS	19
MANAGEMENT	29
EXECUTIVE COMPENSATION	32
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	36
SELLING STOCKHOLDERS	37
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	45
DESCRIPTION OF SECURITIES	46
PLAN OF DISTRIBUTION	47
LEGAL MATTERS	49
EXPERTS	49
WHERE YOU CAN FIND MORE INFORMATION	49
INDEX TO FINANCIAL STATEMENTS	50
INFORMATION NOT REQUIRED IN PROSPECTUS	1

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these shares of our common stock. The information in this prospectus may only be accurate as of the date of this prospectus.

This prospectus provides you with a general description of the shares of our common stock that the selling stockholders may offer. Each time a selling stockholder sells shares of our common stock, the selling stockholder is required to provide you with a prospectus containing specific information about the selling stockholder and the terms of the shares of our common stock being offered to you.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission for a continuous offering. Under this prospectus, the selling stockholders may, from time to time, sell the shares of our common stock described in this prospectus in one or more offerings. This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in a prospectus supplement modifies such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so modified will be deemed to constitute a part of this prospectus.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us, the selling stockholders and the shares of our common stock offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

-i-

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before investing in our common stock. This prospectus contains information regarding our businesses and detailed financial information. You should carefully read this entire prospectus, including the historical financial statements and related notes, before making an investment decision.

In this prospectus, “Calibre Energy, Inc.,” the “company,” “we,” “us” or “our” refer to Calibre Energy, Inc., a Nevada corporation, and its subsidiaries, except where otherwise indicated or required by context.

Our Business

We are an independent natural gas and oil exploration and production company concentrating on growing reserves and production through the exploration, development, exploitation and acquisition of natural gas and oil reserves in North America. We have initially concentrated on the acquisition, exploitation and development of producing and non-producing shale gas and oil properties in the Barnett Shale in Texas. Our oil and gas business was commenced in August 2005. We specialize in acquiring oil and gas interests involved in extracting hydrocarbons from known gas-shale source rocks. We intend to focus on: a) shales that are laterally extensive; b) basins where the target zones have been previously penetrated; and c) shales that have been successfully fraced and commercially produced.

Our Executive Offices

Our principal executive and administrative office facility is located at 1667 K Street, N.W., Suite 1230, Washington, D.C. 20006 and our telephone number is (202) 223-4401 and we anticipate opening our Houston operations office facility at Ashford VI, 1155 Dairy Ashford South, Fourth Floor, Houston, TX 77077. We maintain a website at www.calibreenergy.com , however the information on our website is not part of this prospectus, and you should rely only on information contained in this prospectus when making a decision as to whether or not to invest in shares of our common stock.

1

RISK FACTORS

The shares offered hereby have not been approved or disapproved by the SEC or the securities regulatory authority of any state, nor has any such regulatory body reviewed this Memorandum for accuracy or completeness. The shares offered hereby are speculative, involve an unusually high degree of risk and should only be purchased by those who can afford to lose their entire investment. Therefore, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby.

The following factors affect our business and the industry in which it operates. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known or that we currently consider immaterial may also have an adverse effect on our business. If any of the matters discussed in the following risk factors were to occur, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected.

Risks Related to Our Business

We have a limited operating history and limited revenues.

Our oil and gas business commenced in August of 2005 and, accordingly, is subject to substantial risks inherent in the commencement of a new business enterprise. Consequently we have limited assets and operations. To date we have raised approximately $19.6 million in two private offerings and we have acquired interests in 29 properties covering 6,761 net leasehold acres. To date, we have generated limited revenue from our operations. There can be no assurance that we will be able to successfully identify, develop and operate oil and gas leases, generate revenues, or operate profitably. Additionally, we have no business history that investors can analyze to aid them in making an informed judgment as to the merits of an investment in us. Any investment in us should be considered a high risk investment because the investor will be placing funds at risk in a company with unforeseen costs, expenses, competition, and other problems to which new ventures are often subject. Investors should not purchase our stock unless they can afford to lose their entire investment.

We have limited sources of liquidity.

We require substantial capital to pursue our operating strategy. As we have no immediate internal sources of liquidity, we will continue to rely on external sources for liquidity, and for the foreseeable future, our principal source of working capital is expected to be proceeds from private and/or public offerings of our securities.

On October 31, 2005, we raised an aggregate of $8,000,000 ($7,243,056 net of offering costs) through the sale of 20,000,000 shares of common stock and warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.75. The terms of the warrants are described in this prospectus under “Description of Securities.” As of April 28, 2006, 400,000 warrants to purchase our common stock have been exercised. As of December 31, 2005, we had cash of $2,105,749. In March and April 2006, we raised an aggregate of $11,600,000 ($10,708,000 net of offering costs) through the sale of 5,800,000 shares of common stock and warrants to purchase 5,800,000 shares of common stock at an exercise price of $2.75. The terms of the Warrants are described in this prospectus under “Description of Securities.”

Although we cannot provide any assurance, assuming successful implementation of our strategy, including the future development of our proved reserves and realization of our cash flows as anticipated, we believe that our remaining cash balance as of December 31, 2005 and cash flows from operations and additional sale of equity securities will be sufficient to satisfy our 2006 capital budget.  The actual amount and timing of our capital expenditures may differ materially from our estimates as a result of, among other things, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. Failure to raise necessary working capital or our cash flow generated from operations being less than projected in our 2006 budget will cause us to curtail operations

We will need additional capital to execute our business plan, and our ability to obtain the necessary funding is uncertain.

We expect that we will require additional capital, after this offering, to implement our business plan successfully. The timing and degree of any future capital requirements will depend on many factors, including:

•	the accuracy of the assumptions underlying our estimates for our capital needs in 2006;

•	the number of prospects we identify;

•	the terms on which we can obtain rights to those prospects;

•	the cost of exploring and developing the prospects; and

•	our success rate in developing economically successful prospects.

We do not have any committed sources of capital. Additional financing through partnering, public or private equity financings, lease transactions or other financing sources may not be available on acceptable terms, or at all. Additional equity financings could result in significant dilution to our stockholders. If sufficient capital is not available, we may be required to delay or reduce the scope of our exploration, development and/or production activities which could have a material adverse effect on our business.

There is a high demand for leases and drilling rigs in the areas of our operation and we may not be able to obtain leases or access to rigs at rates that permit us to be profitable or at all.

Increases in oil and natural gas prices have resulted in a significant increase in demand for both oil and gas leases and drilling rigs. As a result, the cost of both leases and rigs has increased substantially. In particular the demand for rigs has made it difficult in some instances to obtain such services without significant advance schedulings. If we cannot obtain leases to oil and gas properties and rigs when needed and at reasonable rates, or at all, we may not be able to complete exploration and development and commence production in a timely manner. As a result, our associated costs could be substantially higher, we may lose our rights to some leases and our business and financial results may be adversely affected.

We will face intense competition in our industry, and we may not have the capacity to compete with larger oil and gas companies also investing in oil and gas prospects.

Identifying and realizing attractive investments in the energy sector are highly competitive and involve a high degree of uncertainty. There are many companies with more resources in the oil and gas industry, competing to identify and acquire the most desirable oil and gas prospects. There is no guarantee that we will be successful in acquiring high quality oil and gas prospects.

The selection of prospects, ownership and operation of oil and gas wells, and the ownership of non-operating oil and gas properties are highly speculative investments.

It is impossible to predict whether any prospects will produce oil or natural gas, or whether drilling or development on a prospect will take place at all. Operations on the interests we acquire may be unprofitable, not only because a well may be non-productive “dry hole,” but also because the producing life and productivity of wells are unpredictable. Wells may not produce oil and/or gas in sufficient quantities or quality to recoup the investment, let alone return a profit. Further, weather-related and other delays may affect the ability to drill for hydrocarbons, produce hydrocarbons, or to transport hydrocarbons. Development and transportation may be made impracticable or impossible by weather, ground conditions, inability to obtain appropriate easements, ground water, or other conditions or delays.

The experts on whom we rely to analyze potential acquisitions may not make accurate conclusions about prospects.

We will rely on our management and personnel, experts, our partners and other third parties to analyze potential prospects in which we invest. There can be no assurance that the analysis of these parties will be accurate.

Third parties may operate some of the prospects in which we invest.

Although, we control the investment process and our decisions, third parties may manage and control the properties in which we invest. Third parties may act as the operator of some of our prospects, and in most cases, we will acquire less than a 100% ownership position in our oil and gas properties. Accordingly, third parties may manage and control the drilling, completion and production operations on the properties. Additionally, we could be held liable for the joint activities of other working interest owners of our investment properties, including nonpayment of costs and liabilities arising from the other working interest owners’ actions. If other working interest owners do not, or cannot, pay their share of drilling and completion costs for a prospect, that prospect might not be fully developed.

Leasehold interests in which we invest may revert before the interest is profitable.

Many leases and mineral interests contain provisions that allow ownership to revert back to the original owners after a certain period of time and under certain circumstances. Because we may not have control of the majority of the interest in a particular lease block, we will have little or no control over the development or drilling that takes place, and leases may therefore expire before any commercialization of the lease takes place.

Drilling wells is speculative, unpredictable, and may be unprofitable.

We will be required to pay our pro rata share of drilling expenses on a prospect where we own a working interest. Drilling involves high risk, and the probability is high that no oil and gas will be discovered in commercial quantities. In most instances, a dry hole will result in a total loss of any amounts invested in the drilling of the prospect, including the amount invested in the mineral lease.

Production and marketing conditions may cause production delays.

Drilling wells in areas remote from marketing facilities may delay production from those wells until sufficient reserves are established to justify construction of necessary pipelines and production facilities. The ability to complete wells in a timely fashion on a prospect may also result in production delays. In addition, marketing demands (which have historically been seasonal) may reduce or delay production from wells. The wells on the prospects in which we invest may have access to only one potential market. Local conditions, including closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, local supply levels and delivery problems could halt or reduce sales from the wells in which we invest.

Oil and gas markets have historically been unstable.

Global economic conditions, political conditions and other factors create an unstable market for the price of oil and natural gas. Oil and gas prices may fluctuate significantly in response to supply, demand, political, economic, weather and other factors. Such price fluctuation may affect the value of cash flow from producing properties and the value and marketability of our investments.

We may not be able to be both cost-efficient and geographically diversified.

While we will diversify our investments in different properties, prospects, and, possibly, geographic regions, the cost to acquire interests in and develop oil and gas prospects varies greatly in different geographic locations. Consequently, if we make investments in a limited geographic area, it may lower our cost per investment but would limit the diversity of our portfolio. Conversely, if we make investments in a number of different areas, our diversity would increase but at a greater cost to us.

The profitability of any investment will be subject to significant environmental risks.

We intend to invest in leaseholds, titles, mineral interests, working interests, royalty interests and other energy exploration related assets. Numerous potential hazards accompany the development of these interests, including unexpected or unusual ground formations, pressures, blowouts, and pollution. Any of these hazards could injure or kill people or damage property, including causing surface damages, equipment damage, reservoir damage and reserve loss. If any of these potential hazards occur, the associated damages could exceed the value of our assets and any insurance coverage.

Our activities will be subject to substantial environmental laws and regulations.

We will be subject to federal, state and local environmental laws, regulations and ordinances that may impose liability for the costs of cleaning up, and damages resulting from, past spills, disposals and other releases of hazardous substances. In particular, under applicable environmental laws, we may be responsible for certain costs associated with investigating and remediating environmental conditions and may be subject to associated liability, including lawsuits brought by private litigants, relating to prospects in which it owns working interests. These obligations could arise regardless of whether the environmental conditions were created by us or by a prior owner or tenant.

Risks Related to Our Stock

There is currently a limited market for our common stock, and any trading market that develops in the common stock may be highly illiquid and may not reflect the underlying value our net assets or business prospects.

Although our common stock is currently traded on the OTC Bulletin Board, there is currently a limited market for our common stock and there can be no assurance that an improved market will ever develop. Accordingly, purchasers of the shares offered hereby will be required to bear the economic consequences of holding such securities for an indefinite period of time. An active trading market for our common stock may not ever develop. Any trading market that does develop may be volatile, and significant competition to sell our common stock in any such trading market may exist, which could negatively affect the price of our common stock. As a result, the value of our common stock may decrease. Additionally, if a trading market does develop, such market may be highly illiquid, and our common stock may trade at a price that does not accurately reflect the underlying value of our net assets or business prospects. Investors are cautioned not to rely on the possibility that an active trading market may develop or on the prices at which our stock may trade in any market that does develop in making an investment decision.

If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Our “blank check” preferred stock could be issued to prevent a business combination not desired by management or our current majority shareholders.

Our articles of incorporation authorize the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined by our board of directors without shareholder approval. Our preferred stock could be utilized as a method of discouraging, delaying, or preventing a change in our control and as a method of preventing shareholders from receiving a premium for their shares in connection with a change of control.

Future sales of our common stock in the public market could lower our stock price.

We may sell additional shares of common stock in subsequent public or private offerings. We may also issue additional shares of common stock to finance future acquisitions. Such sales or issuances may be at prices less than the public trading price. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We presently do not intend to pay cash dividends on our common stock.

We currently anticipate that no cash dividends will be paid on the common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that all earnings, if any, will be retained to finance the future expansion of the our business. Therefore, prospective investors who anticipate the need for immediate income by way of cash dividends from their investment should not purchase the shares offered in this offering.

FORWARD LOOKING STATEMENTS

This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These statements relate to future events and/or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or the industry in which it operates to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and those described elsewhere in this Memorandum.

In some cases, you can identify forward-looking statements by the Company’s use of terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause the Company’s actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company does not intend to update any of the forward-looking statements after the date of this Memorandum to conform prior statements to actual results.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from any sales of shares of our common stock. We will not receive any of the proceeds from any such sale by any selling stockholder. See “Selling Stockholders.”

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Shares of our common stock are traded on the National Association of Securities Dealers Inc. Over the Counter Bulletin Board under the symbol “CBRE.OB.” Our common stock trades on a limited, sporadic and volatile basis. As of April 28, 2006, the last reported sales price of our common stock on the OTC Bulletin Board was $2.77. As of April 28, 2006, there were 56,620,806 shares of our common stock outstanding that were held of record by 183 persons.

The following table sets forth, for the periods indicated, the range of high and low bid information for our common stock. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Price Ranges
	High	Low
Fiscal Year Ended December 31, 2003
First Quarter	0	0
Second Quarter	0	0
Third Quarter	0	0
Fourth Quarter	0	0
Fiscal Year Ended December 31, 2004
First Quarter	0	0
Second Quarter	0	0
Third Quarter	0	0
Fourth Quarter	0	0
Fiscal Year Ended December 31, 2005
First Quarter	0	0
Second Quarter	0	0
Third Quarter	0	0
Fourth Quarter	2.00	1.42
Fiscal Year Ended December 31, 2006
First Quarter	3.00	1.55
Second Quarter (through April 28, 2006)	2.90	2.30

Holders of shares of common stock will be entitled to receive cash dividends when, as and if declared by our Board of Directors, out of funds legally available for payment thereof. However, if dividends are not declared by our Board of Directors, no dividends shall be paid. We have not paid any dividends on our common stock since our inception.

We do not anticipate that any cash dividends will be paid in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, we anticipate that all earnings, if any, will be retained to finance our future expansion. Therefore, prospective investors who anticipate the need for immediate income by way of cash dividends from their investment should not purchase the shares offered by this prospectus.

SELECTED HISTORICAL FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and accompanying footnotes. We were originally incorporated as a Nevada corporation on December 30, 1994, under the name of “American Outdoorsman, Inc.” to manage sporting goods stores. On May 15, 2000, we changed our name to “Hardwood Doors & Milling Specialities, Inc.” with the intent to focus on marketing and distributing hardwood interior and exterior doors and accessories via direct sales and the internet.

On January 27, 2006 we acquired Calibre Energy, Inc., a Delaware corporation, and changed our name to Calibre Energy, Inc. For the purposes of this selected consolidated financial data, our acquisition of Calibre Energy, Inc. on January 27, 2006 has been accounted for as a reverse acquisition, which is equivalent to the issuance of stock by the original Calibre Energy, Inc. for our assets. Accordingly, the selected historical financial data is that of the original Calibre Energy, Inc. we acquired in January 27, 2006. The selected consolidated statements of operations are for the Period from Inception (August 17, 2005) to December 31, 2005. The selected consolidated balance sheet data as of December 31, 2005 have been derived from the audited financial information included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Calibre Energy, Inc.
Statement of Operations
For the Period from Inception (August 17, 2005) to December 31, 2005

Revenue	$20,778

Operating expenses
Lease operating expense	14,684
Depletion expense	35,599
General and administrative (including compensation expense)	1,893,602
Total operating expense	1,943,885
Loss from operations	(1,923,107)

Interest income	21,502
Interest expense	(46)
21,456

Net loss	($1,901,651)

Earnings per share: Basic and diluted	$(0.05)

Calibre Energy, Inc.
Balance Sheet
December 31, 2005

Assets

Current Assets
Total current assets	2,543,809

Noncurrent Assets
Oil and gas properties, using full cost method	5,308,881
Furniture and office equipment	121,778
Less: Accumulated depreciation, depletion, amortization and impairment	(35,599)
Net property, furniture and office equipment	5,395,060

Total assets	$7,938,869

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable - trade	946,852
Accounts payable - employees	98,630
Accrued expenses	20,482
Total liabilities	1,065,964

Shareholders’ Equity
Common stock; $.001 par value; 70,000,000 authorized; 47,000,000 issued and outstanding	47,000
Additional paid-in capital	8,727,556
Accumulated deficit	(1,901,651)
Total shareholders’ equity	6,872,905

Total liabilities and shareholders’ equity	$7,938,869

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Disclosure Regarding Forward-Looking Statements” or in other parts of this prospectus. We undertake no obligation to update any information in our forward-looking statements except as required by law.

Overview

We are engaged in oil and natural gas exploration and exploitation activities in the Barnett Shale development in Ft. Worth Basin located northern Texas, the Bakkan Shale development in the Williston Basin located in Montana and North Dakota, and the Fayetteville Shale development in the Arkoma Basin located in Arkansas. We have a limited operating history as our predecessor company for financial reporting purposes was formed on August 17, 2005. We are engaged in the acquisition, exploitation and development of producing and non-producing oil and gas-shale (source rock) properties in selected producing basins in North America. Our oil and gas business was commenced in August 2005. Our current activities are in the Barnett Shale development in Northern Texas and the Fayetteville Shale development in Arkansas.

Our goal is to expand and develop our exploration and production business and our reserves by initially emphasizing the identification and development of shale gas opportunities in the Barnett Shale and the Fayetteville Shale. We believe both the Mississippian development of the Barnett Shale in the Ft. Worth Basin and the Fayetteville Shale development in the Arkoma Basin provides the greatest near term economic value to us as we believe these developments have the most promising economics of any shale gas wells compared to the various producing basins in the United States.

Because of our small size and the experience of our current management team and project partners, we have the potential to execute quickly when identifying opportunities and capturing a land position. Some exploration and production companies take up to one year to obtain rights to the land and an additional year to evaluate the land for the first well. We believe we can shorten the total time for obtaining rights and evaluation to one year and then commence the exploitation phase in the second year.

Acquisition, exploration and development.

We follow the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs and related asset retirement costs, are capitalized.

General and administrative. General and administrative expenses consist primarily of salaries and benefits, office expense, professional services fees, and other corporate overhead costs. We anticipate increases in general and administrative expenses as we continue to develop and prepare for commercialization of our technology

Results of Operations

We commenced our oil and gas operations in August 2005. Prior to that time we did not have any significant activities or assets. Consequently, we are not able to compare results of operations for the period ended December 31, 2005 to any earlier period.

Net Sales.

For the period from inception (August 17, 2005) to December 31, 2005 our oil and gas net sales were $20,778.

General and Administrative Expenses.

For the period from inception (August 17, 2005) to December 31, 2005 general and administrative expenses were $1,893,602. A total of $389,102 was for actual costs associated with our general and administrative expense and $1,504,500 since inception has been compensation expense associated with stock and options granted to our founders and management who we believe are key to the development of our business.

Net loss.

For the period from inception (August 17, 2005) to December 31, 2005, we had a net loss for the year ended December 31, 2005, of $1,901,561 or ($0.05) per share (basic and diluted).

Liquidity and Capital Resources

Since our inception, our primary sources of liquidity have been generated by the sale of equity securities (including the issuance of securities in exchange for goods and services to third parties and to pay costs of employees).

On October 31, 2005, we raised an aggregate of $8,000,000 through the sale of 20,000,000 shares of common stock ($7,243,056 net of offering costs) and warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.75. The terms of the warrants are described in this prospectus under “Description of Securities.” As of April 28, 2006, 400,000 warrants to purchase our common stock have been exercised. As of December 31, 2005, we had cash of $2,105,749. In March and April 2006, we raised an aggregate of $11,600,000 ($10,708,000 net of offering costs) through the sale of 5,800,000 shares of common stock and warrants to purchase 5,800,000 shares of common stock at an exercise price of $2.75. The terms of the Warrants are described in this prospectus under “Description of Securities.”

Cash flow from operating activities

Subject to the successful execution of our financing and operational plan, our projected net cash flow from operating activities is expected to generate $8,052,328 in 2006.

Future capital expenditures and commitments

We evaluate opportunities to purchase or sell oil and natural gas properties in the marketplace and could participate as a buyer or seller of properties at various times. We seek acquisitions that utilize our technical expertise or offer opportunities to expand our existing core areas.

Expenditures for exploration and development of oil and natural gas properties are the primary use of our capital resources. During 2006 our budgeted capital and exploration and development expenditures are expected to be approximately $31,334,902 as follows:

Amount
General & Administrative and Capital Costs	$2,834,361
Exploration & development drilling	19,149,541
Land costs	8,526,000
Seismic	825,000
Total	$31,334,902

We anticipate that we will obtain the capital required for our expected expenditures from available cash, net production proceeds, and the sale of equity which may include proceeds from sale of equity upon exercise of warrants. Although we cannot provide any assurance, assuming successful implementation of our strategy, including the future development of our proved reserves and realization of our cash flows as anticipated, we believe that our remaining cash balance as of December 31, 2005 and cash flows from operations and additional sale of equity securities will be sufficient to satisfy our 2006 capital budget.  The actual amount and timing of our capital expenditures may differ materially from our estimates as a result of, among other things, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. Failure to raise necessary working capital or our cash flow generated from operations being less than projected in our 2006 budget will cause us to curtail operations.

Hedging

We did not hedge any of our oil or natural gas production during 2005 and have not entered into any such hedges from January 1, 2006 through the date of this filing.

Contractual Commitments

	Payments Due By Period
Contractual Obligations		Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligations	$283,410	$100,927	$182,483
Drilling Well in Progress	3,183,898	3,183,898
Total	$3,467,308	$3,284,825	$182,483

As of December 31, 2005, we had no Long-term Debt Obligations, Capital Lease Obligations, Purchase Obligations or other Long-term Liabilities reflected on the balance sheet.

Off-Balance Sheet Arrangements

As of December 31, 2005, we had no off-balance sheet arrangements.

Related Party Transactions

For more information on these transactions, please read “Certain Relationships and Related Party Transactions” in this prospectus.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our most significant judgments and estimates used in preparation of our consolidated financial statements.

Reverse Acquisition. We treated the merger of Calibre Energy, Inc. into a subsidiary of Hardwood Doors and Milling Specialties, Inc. as a reverse acquisition. Pursuant to the guidance in Appendix B of SEC Accounting Disclosure Rules and Practices Official Text, the “merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with the shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization.” Accordingly, the reverse acquisition has been accounted for as a recapitalization. For accounting purposes, the original Calibre Energy, Inc. is considered the acquirer in the reverse acquisition. The historical financial statements are those of the original Calibre Energy, Inc. Earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.

Revenue recognition. We derive substantially all of our revenues from the sale of oil and natural gas. Oil and gas revenues are recorded in the month the product is delivered to the purchaser and title transfers. We generally receive payment from one to three months after the sale has occurred. Each month we estimate the volumes sold and the price at which they were sold to record revenue. Variances between estimated revenue and actual amounts are recorded in the month payment is received.

Oil and Gas Properties. We follow the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs and related asset retirement costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10-percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Oil and Gas Properties Not Subject to Amortization.  We are currently participating in oil and gas exploration and development activities. As of December 31, 2005, a determination cannot be made about the extent of oil reserves that should be classified as proved reserves. Consequently, all the property, development and exploratory costs have been excluded in computing amortization. We will begin to amortize these costs when these projects are evaluated, which is currently estimated to be 2006.

Depreciation, depletion and amortization, or DD&A, of capitalized drilling and development costs of oil and natural gas properties are generally computed using the unit of production method on an individual property or unit basis based on total estimated proved developed oil and natural gas reserves. Amortization of producing leasehold is based on the unit-of-production method using total estimated proved reserves. In arriving at rates under the unit-of-production method, the quantities of recoverable oil and natural gas are established based on estimates made by our geologists and engineers and independent engineers. Service properties, equipment and other assets are depreciated using the straight-line method over estimated useful lives of 5 to 40 years. Upon sale or retirement of depreciable or depletable property, the cost and related accumulated DD&A are eliminated from the accounts and the resulting gain or loss is recognized.

Non-producing properties consist of undeveloped leasehold costs and costs associated with the purchase of certain proved undeveloped reserves. Undeveloped leasehold cost is expensed over the life of the lease or transferred to the associated producing properties. Individually significant non-producing properties are periodically assessed for impairment of value and a loss is recognized.

Oil and natural gas reserves and standardized measure of future cash flows. Our independent engineers and technical staff prepare the estimates of our oil and natural gas reserves and associated future net cash flows. Current accounting guidance allows only proved oil and natural gas reserves to be included in our financial statement disclosures. The SEC has defined proved reserves as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Even though our independent engineers and technical staff are knowledgeable and follow authoritative guidelines for estimating reserves, they must make a number of subjective assumptions based on professional judgments in developing the reserve estimates. Reserve estimates are updated at least annually and consider recent production levels and other technical information about each field. Periodic revisions to the estimated reserves and future cash flows may be necessary as a result of a number of factors, including reservoir performance, new drilling, oil and natural gas prices and cost changes, technological advances, new geological or geophysical data, or other economic factors. We cannot predict the amounts or timing of future reserve revisions. If such revisions are significant, they could significantly alter future DD&A and result in impairment of assets that may be material.

Impairment of Long-Lived Assets. We review long-lived assets and certain identifiable assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, further impairment analysis is performed. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of assets.

Employee Stock Plan. In December 2004, the FASB issued SFAS No.123R, "Accounting for Stock-Based Compensation" (“SFAS No. 123R”). SFAS No.123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No.123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No.123R, only certain pro forma disclosures of fair value were required. SFAS No.123R shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Calibre will adopt SFAS No. 123R as of January 1, 2006.

We have a stock-based compensation plan, which is described more fully in Note 6. As permitted under generally accepted accounting principles, We account for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, stock-based employee compensation cost has been recognized, as all options granted under the plan had an exercise price less than the market value of the underlying common stock on the date of grant, see note 5 for more information. There would be minimal effect on the net loss had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation).

Consolidation of Variable Interest Entities. In January 2003, the FASB issued Interpretation No. 46(R) (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities). In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights nor (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN 46 is not to restrict the use of variable interest entities, but to improve financial reporting by companies involved with variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements are effective for the first period that ends after March 15, 2004; we elected to adopt the requirements effective for the reporting period ending December 31, 2005. The adoption of FIN 46 had no effect on our consolidated financial statements.

OUR BUSINESS

Industry

US Gas Market

Demand for natural gas in the United States has grown significantly in recent years. The Energy Information Administration in its Annual Energy Outlook 2004 estimates that natural gas demand in the United States could be 31.41 trillion cubic feet (“tcf”) by the year 2025. That is an increase of 40 percent over 2004 demand levels of 22.8 tcf. That is compared to an expected total energy consumption increase from all sources of 40 percent increasing from 97.7 quadrillion British thermal units (“BTU”) to 136.5 quadrillion BTUs by 2020. The Energy Information Administration predicts a 1.6 percent annual increase in total domestic energy demand over the next 21 years.

In 2006, total domestic energy demand is projected by Energy Information Administration to increase at an annual rate of about 1.4 percent, despite continued concerns about tight supplies and projected high prices for oil and natural gas. Prices for crude oil, petroleum products, and natural gas are projected to remain high through 2006 because of continuing tight international supplies and hurricane-induced supply losses. Henry Hub natural gas prices are estimated by the Energy Information Administration to average between $9.80 per thousand cubic feet (mcf) in 2006 and $8.84 per mcf in 2007.

History of Gas Shale Development

The first shale gas production in the United States came from the Appalachian Basin, where by 1926 the Devonian shale gas fields were the world’s largest known occurrence of natural gas. Presently, commercial gas shale production in North America is limited to the Barnett Shale in the Ft. Worth Basin, the Caney/Woodford and Fayetteville shales in the Arkoma Basin in Oklahoma and Arkansas, the Devonian shales in the Appalachian Basin, the Antrim shale in the Michigan Basin, the Floyd shale in the Black Warrior Basin, the Lewis shale in the San Juan Basin, the Bakkan shale in the Williston Basin, and the Mississippian/Devonian shales in the Delaware Basin. Numerous other basins with prospective shale gas exist, many of which are currently being explored.

Gas shales are currently one of the most active drilling plays in the United States as a result of high gas prices, the success of such wells in the Barnett Shale in the Fort Worth Basin, technological advancements in drilling and completions, and predicted near-term shortages of natural gas. Furthermore, gas shale development may also be supported by the fact current wells are often behind pipe in developed basins where conventional production is declining, an underutilized gathering infrastructure exists and markets are accessible.

The Barnett Shale serves as source, seal, and reservoir to a world-class, unconventional natural-gas accumulation in the Ft. Worth Basin of north-central Texas. The formation is a lithologically complex interval of low permeability that requires artificial stimulation to produce. Shale depths range from 3,500 to 9,000 feet, with 200 to 400 feet of gross pay, 85% of which may be productive. Initial production was confined to a limited portion of the northern basin where the Barnett Shale is relatively thick (in excess of 300ft), organic rich (present-day total organic carbon in excess of 3.0%), thermally mature (vitrinite reflectance in excess of 1.1%), and enclosed by dense limestone units able to contain induced fractures. However, the area of production has expanded into Tarrant, Johnson, Hill, Sommerville, Hood, and Bosque Counties. Thermal maturities are key to economic viability with oil-bearing shales in the northwest of the basin grading to dry gas towards the southeast. Presently, the core area of activity with the greatest recoveries per well covers over 2,000 square miles and is expected to yield in excess of 50 tcf of gas. To date there are more than 4,600 wells drilled and completed in the Barnett Shale that produce more than 1.2 billion cubic feet (“bcf”) of gas per day. Cumulative gas production from Barnett Shale wells through 2004 was about 1.2 tcf of gas.

Business Strategy

Our goal is to expand and develop our exploration and production business and our reserves by initially emphasizing the identification and development of shale gas opportunities in the Barnett Shale and the Fayetteville Shale. We believe that both the Mississippian developments of the Barnett Shale in the Ft. Worth Basin and the Fayetteville Shale development in the Arkoma Basin provides the greatest near term economic value to us as we believe these developments have the most promising economics of any shale gas wells compared to the various producing basins in the United States.

Because of our small size and the experience of our current management team and project partners, we have the potential to execute quickly in identifying opportunities and capturing a land position. Some exploration and production companies take up to one year to obtain rights to the land and an additional year to evaluate the land for the first well. We believe we can shorten the total time for obtaining rights and evaluation to one year and then commence development in the second year.

Our Projects

Since the commencement of our oil and gas operations in August 2005, we have hired an initial senior management team and entered into three agreements for the identification, exploration and development of prospects in the Barnett Shale in the Ft. Worth Basin. Currently our growth depends heavily on the performance of our operating partners, to execute drilling and completion programs in an environment where shortages of equipment and talent are resulting in the escalation of costs. We have no current capability to act as an operator at this time as additional legal, land, drilling, and completion personnel will also be required for us to expand our operations and to act as an operator. Our senior management team will have to hire additional expertise in operations and finance to make a successful transition into a full operating company. However, in the future we will seek to operate wells in which we own an interest as we believe that by controlling operations, we will be able to more effectively manage the cost and timing of exploration and development of our properties, including the drilling and fracture stimulation methods used.

We are currently participating in three projects with Kerogen Resources, Inc., a small, privately held, recently formed exploration and production company, located in Houston, Texas. These are as follows:

Reichmann Petroleum Corporation Project

The first project is a joint venture with Kerogen Resources, Crosby Minerals and Reichmann Petroleum Corporation to explore, acquire and develop properties located in the Barnett Shale in the Ft. Worth Basin of north Texas. In October 2005 we acquired, through Kerogen Resources, a 12.5% working interest in 6,190 net acres of leasehold interests in Parker, Tarrant, Denton, and Johnson Counties, Texas. We paid Reichmann $3,179,660 for the working interest. Reichmann is the operator of the properties. Kerogen Resources provides the technical guidance for the project and in exchange will receive 12.5% of our 12.5% working interest in each well drilled. Subsequent to the initial acquisition we purchased a 25% working interest in 443 net acres of leasehold interests from Reichmann Petroleum in Johnson County, Texas. This acreage is also subject to an agreement with Kerogen Resources to grant it 12.5% of our net interest exchange for providing certain technical work. Currently, our net acreage position subject to the Reichmann agreement is 773.94 net acres. We expect to be able to add acreage within the area of mutual interest boundaries defined by the agreement.

To date Calibre has participated in 20 gross wells. Three wells are currently producing, four wells have been fraced and are waiting to be hooked up to a gas gathering line, ten wells have been drilled to total depth and completed and waiting to be fraced and hooked up to a gas gathering line, and three wells are currently drilling. “Frac” or Fracture stimulation is a method of stimulating production by opening new flow channels in the rock surrounding a production well by pumping proppant, a granular substance that is carried into the formation by the fracturing fluid and helps keep the cracks open after a fracture treatment, and fluid into the well at high pressure and volume.

South Ft. Worth Basin Project

In October 2005, we entered into a Participation Agreement for the exploration and development of wells in a portion of the South Ft. Worth Basin with Kerogen Resources, Wynn Crosby Energy, Inc. (“Crosby”), and Triangle USA (“Triangle”). The agreement covers a five county area of approximately 1.5 million acres and consists of all lands in these counties outside areas of mutual interest covered by the Reichmann project. Kerogen Resources is expected to generate shale gas prospects in the area subject to the agreement. Calibre is obligated to pay Kerogen Resources $597,600 for its generation of shale gas prospects within the five county area. To date Calibre has paid $500,000 of this amount and the balance is due upon the delivery of Kerogen Resources’ technical report.

The Participation Agreement is for a two year term. Kerogen Resources, as the technical partner in charge of generating the prospect areas, pays 10% of the costs in exchange for a 16% working interest. Each of Triangle and us will pay 30% of costs for a 27% working interest and Crosby, as operator, will pay 30% of costs for a 30% working interest. Crosby has committed to buying three drilling rigs, which are to be dedicated to this project. The agreement would bind all parties to the same area of mutual interest. Each party is permitted to obtain oil and gas leases in the territory, but must offer to assign to the other parties the percentage interest in the leases described above. Prospects are defined by agreement of the parties. The operator of a lease may require the other parties to advance payments for their respective percentages of the costs for leases or drilling of the lease.

Crosby has engaged 12 independent land brokers to identify leases for it and has leased approximately 2,399 net leasehold acres under 8,885 gross leasehold acres. We anticipate Calibre will acquire an additional 5,000 to 7,500 net leasehold acres under the Participation Agreement in the next six months. Additionally, Kerogen has proposed a 12 square mile 3D seismic program over part of our joint leasehold position and we have elected to participate for our share of the costs. We anticipate that we will acquire additional 3D seismic over our other leasehold interests in 2006.

Williston Basin Project

On September 20, 2005 we entered into a Participation Agreement with Kerogen Resources covering all of the Williston Basin. We are obligated to pay Kerogen Resources the sum of $638,600 for generation of shale gas prospects in the Williston Basin. To date Calibre has paid $550,000 to Kerogen Resources and the balance is due upon the delivery of Kerogen Resources’ technical report. To date no acreage has been leased pursuant to this agreement. Kerogen Resources, as the technical partner in charge of generating the prospect areas, will pay 70% of the costs for a 73% working interest in the leasehold interests acquired subject to the agreement, and we pay 30% of the costs for a 27% working interest. Each party will control their own leases with obligations to offer any leases acquired to the rest of the group pro-rata. Prospects are defined based on land and range from 25,000 to 45,000 acres each. The operator on a lease may required participating parties to advance funds for leases or drilling.

Additional Acreage

In addition to the three projects with Kerogen Resources and Reichmann Petroleum, we have acquired 4,539 gross leasehold acres and 2,399 net acres in the Barnett Shale outside of the areas covered by the Reichmann Petroleum and Kerogen Resources joint ventures. We anticipate that we will commence development activities on these leases in the third quarter of 2006. Additionally, we have acquired to date 2,116 gross leasehold acres and 1,221 net leasehold acres in the Fayetteville Shale development in the Arkoma Basin in Arkansas.

Employees

As of April 28, 2006 we employed five people, none of which are subject to a collective bargaining agreement. We consider our relations with our employees to be good.

Properties

Reserves. We have 3 producing wells in which we have an interest and have recently commenced production.

The following table presents summary data with respect to our estimated net proved oil and natural gas reserves as of the dates indicated. Our reserve estimates as of December 31, 2005 are based primarily on reserve reports prepared by Ryder Scott Company, L.P., our independent reserve engineers. In preparing its reports, Ryder Scott Company, L.P. evaluated properties representing approximately 100% of our PV-10 as of December 31, 2005 All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC.

Calibre Resources Oil and Gas Reserve Information
As of December 31, 2005

	Gas	Oil
	(MMcf)	(MBbls)
Total Proved Reserves:

Balance, August 17, 2005	–
Extensions, discoveries and improved production	69.000	–
Production	(3.000)	–

Balance, December 31, 2005	66.000	–

Well Status Summary.  The well status of our drilling operations is as follows:

Number of Gross Wells
Producing	3
Fraced & Waiting on Gas Line Hookup	4
Waiting on Fracture Treatment	10
Drilling	3
Total	20

In addition to the three wells currently producing, we have an interest in four wells that have been fraced and are waiting to be hooked up to a gas gathering line, ten wells that have been drilled to total depth and completed and waiting to be fraced and hooked up to a gas gathering line, and three wells that are currently drilling. Our gross and net gas well ownership position is as follows:

	Gross Wells	Net Wells
Reichmann Petroleum Corporation Project	20	2.24

The average sales price per unit of gas produced and the average lifting costs cannot be determined at this time because production has only recently commenced.

Undeveloped Leasehold. We have the following undeveloped leasehold interests:

	Gross Leasehold	Net Leasehold
Reichmann Petroleum Corporation Project	6,633	774
So. Ft. Worth Basin Project	8,885	2,399
Other Ft. Worth Basin	4,539	2,367
Williston Basin Project	0	0
Arkoma Basin	2,116	1,221
Total	22,173	6,761

Office Lease. Calibre Energy, Inc. also leases 2,360 square feet of office space in Washington, D.C. that serves as its corporate offices. The lease is at market rates and expires in October 2008. Additionally, Calibre anticipates entering into a lease for office space in Houston, Texas that will serve as it operations offices.

Government Regulation

Regulation of transportation of oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulatory Commission, or the FERC, regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, the FERC implemented regulations establishing an indexing system (based on inflation) for transportation rates for oil that allowed for an increase or decrease in the cost of transporting oil to the purchaser. A review of these regulations by the FERC in 2000 was successfully challenged on appeal by an association of oil pipelines. On remand, the FERC in February 2003 increased the index slightly, effective July 2001. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of transportation and sale of natural gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those Acts by the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act. The Decontrol Act removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, the FERC issued Order No. 636 and a series of related orders to implement its open access policies. As a result of the Order No. 636 program, the marketing and pricing of natural gas have been significantly altered. The interstate pipelines’ traditional role as wholesalers of natural gas has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although the FERC’ s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

In 2000, the FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. Most pipelines’ tariff filings to implement the requirements of Order No. 637 have been accepted by the FERC and placed into effect.

Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states on shore and in state waters. Although its policy is still in flux, FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which may increase our costs of getting gas to point of sale locations.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Regulation of production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Such regulations govern conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental, health and safety regulation

General. Our operations are subject to stringent and complex federal, state, local and provincial laws and regulations governing environmental protection, health and safety, including the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;
•
restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling, production and transportation activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and
•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental, health and safety laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and gas industry could have a significant impact on our operating costs.

The following is a summary of some of the existing environmental, health and safety laws and regulations to which our business operations are subject.

Waste handling. The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the federal Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of crude oil or natural gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, in connection with the release of a hazardous substance into the environment. Persons potentially liable under CERCLA include the current or former owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance to the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, damages to natural resources and the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We own and lease, and may in the future operate, numerous properties that have been used for oil and natural gas exploitation and production for many years. Hazardous substances may have been released on, at or under the properties owned, leased or operated by us, or on, at or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been or are operated by third parties or by previous owners or operators whose handling, treatment and disposal of hazardous substances were not under our control. These properties and the substances disposed or released on, at or under them may be subject to CERCLA, RCRA and analogous state laws. In certain circumstances, we could be responsible for the removal of previously disposed substances and wastes, remediate contaminated property or perform remedial plugging or pit closure operations to prevent future contamination. In addition, federal and state trustees can also seek substantial compensation for damages to natural resources resulting from spills or releases.

Water discharges. The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including oil and other substances generated by our operations, into waters of the United States or state waters. Under these laws, the discharge of pollutants into regulated waters is prohibited except in accordance with the terms of a permit issued by EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

The Safe Drinking Water Act, or SDWA, and analogous state laws impose requirements relating to underground injection activities. Under these laws, the EPA and state environmental agencies have adopted regulations relating to permitting, testing, monitoring, record keeping and reporting of injection well activities, as well as prohibitions against the migration of injected fluids into underground sources of drinking water.

Air emissions. The Federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, EPA and certain states have developed and continue to develop stringent regulations governing emissions of toxic air pollutants at specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Federal Clean Air Act and analogous state laws and regulations.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as greenhouse gases, that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol, and Congress has not acted upon recent proposed legislation directed at reducing greenhouse gas emissions. However, there has been support in various regions of the country for legislation that requires reductions in greenhouse gas emissions, and some states have already adopted legislation addressing greenhouse gas emissions from various sources, primarily power plants. The oil and natural gas industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations.

National Environmental Policy Act. Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. All exploration and production activities on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects on federal lands.

Health, safety and disclosure regulation. We are subject to the requirements of the federal Occupational Safety and Health Act (OSHA) and comparable state statutes. The OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and similar state statutes require that we organize and/or disclose information about hazardous materials stored, used or produced in our operations.

We expect to incur capital and other expenditures related to environmental compliance. Although we believe that our compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations, we cannot assure you that the passage of more stringent laws or regulations in the future will not have an negative impact on our financial position or results of operation.

Legal Proceedings.

We are not currently a party to any legal proceedings.

MANAGEMENT

The following table sets forth certain information regarding our current directors and executive officers.

Our executive officers are elected by the board of directors and serve at the discretion of the board. All of the current directors serve until the next annual stockholders’ meeting or until their successors have been duly elected and qualified.

Name	Age	Position

Prentis B. Tomlinson, Jr.	63	President, Chairman of the Board and Director
Edward L. Moses, Jr.	67	Vice Chairman, Director
O. Oliver Pennington	35	Vice President and Chief Financial Officer
Peter F. Frey	62	Controller
W. Richard Anderson	50	Director

The following biographies describe the business experience of our executive officers and directors. Each of our officers and directors were appointed to their positions on January 27, 2006 in connection with the merger of our subsidiary, Calibre Acquisition Co., with the predecessor of our business.

Prentis B. Tomlinson, Jr., President, Chairman and Director. Mr. Tomlinson has over 30 years of experience in the energy industry, and is a second-generation oil and gas man who traces his roots back to Tomlinson Geophysical Service, founded in 1937 by P. B. Tomlinson, Sr. Mr. Tomlinson has founded a number of companies in the energy sector, including exploration and production companies, a crude trading company and an oilfield service company, TGS Geophysical, Inc., which merged with Nopec in 1997 to form TGS Nopec (OSE: TGS). Since 2001 Mr. Tomlinson has been a private investor. In 2004 Mr. Tomlinson helped to found, and remains a significant shareholder in, a drilling technology company based in Houston, Texas, Particle Drilling Technologies, Inc. (www.particledrilling.com) (Nasdaq: PDRT).

Edward L. Moses, Jr., Vice President of Operations and Director. Mr. Moses has over 40 years experience in the oil and gas industry beginning as a roustabout and roughneck for drilling contractors while studying for his B.S. in Petroleum Engineering at Texas A&M University. He is currently a Director of Horizon Offshore (Nasdaq: HOFF). After receiving his engineering degree in 1958, Mr. Moses joined The Superior Oil Company where he was Manager of Domestic and International Drilling Operations. He left Superior Oil in 1976 to work as an independent consultant where he and his partners provided consulting and turnkey drilling services throughout the Gulf Coast, South Texas, and North Sea areas as well as India and Central America. Mr. Moses joined Deep Tech companies in 1989 as Vice President, Engineering. Before leaving Deep Tech in 1998, he served as Senior Vice President of North Atlantic Pipeline Partners, L.P.; Senior Vice President of Tatham Offshore Canada, Limited; Managing Director of Deepwater Production Systems, Inc.; and Executive Vice President of RIGCO North American, L.L.C. From 1998 until 2000, Mr. Moses was the Chairman and Chief Executive Officer of Prime Natural Resources, Inc. a Houston based exploration and production company. Since 2000 Mr. Moses has been a private investor. He is a Professional Engineer in Texas and Louisiana, member of Society of Petroleum Engineers, Texas Society of Professional Engineers, and a Director of Spindletop.

O. Oliver Pennington, Vice President and Chief Financial Officer. Mr. Pennington has over 11 years of experience in the financial industry and can trace his roots in the oil and gas business through his grandfather, Arthur Buzzini, back to the mid-1930s. From July 2005 until December of 2005 Mr. Pennington was a private investor. From January 2003 until June 2005, Mr. Pennington was employed as a partner and senior member of the investment team of Sthenos Capital Limited, a hedge fund based in London, and from August 1996 until September of 2002 as the Head of International Trading, analyst and member of the international investment team at Kingdon Capital Management Corp., a hedge fund based in New York. Mr. Pennington started his career as a trader for AIM Management, an asset management company based in Houston. Mr. Pennington received a B.A. in History and German from Vanderbilt University in 1994 and is currently a candidate for Level II of the CFA.

Peter F. Frey, Controller. Mr. Frey has over 39 years of experience in accounting, banking and finance. After serving in the U.S. Air Force, Mr. Frey, began his financial career at Buffalo Savings Bank, later known as Goldome FSB where he was Assistant Vice President for Budgeting and Planning for the $16 billion bank. Since retiring from Goldome FSB, Mr. Frey has worked for various financial and banking institutions including FDIC - Resolution Trust Corporation, which assisted with the Savings and Loan Association crisis of the early 90’s. From there he joined ESL Federal Credit Union as Controller, which was successfully separated from the Eastman Kodak Company and was launched as an independently managed financial institution. From March 1997 until December 2001 Mr. Frey was employed as the Director of Accounting Operations by Superior Bank FSB, managing the accounting operations for the bank and a coast-to-coast lending operation. From December 2001 to August 2003 Mr. Frey was the Director of Accounting Operations at the Nasdaq Stock Market where he developed and implemented the accounting operations and payroll functions for the impending separation from the parent company, NASD. From August 2003 until January 2004 Mr. Frey worked as a private consultant. From January 2004 to December 2005 Mr. Frey was employed by Rose Financial Services, LLC as project manager. Mr. Frey joined Calibre Energy in December 2005.

W. Richard Anderson, Director for Calibre Energy, Inc.   Since 2002, Mr. Anderson has served as President and Chief Executive Officer of Prime Natural Resources, Inc. and was formerly its Chief Financial Officer (1998-2002). Prime Natural Resources www.primenri.com is a closely held exploration and production company. Prior to his employment at Prime, he was employed by Hein & Associates, LLP, a certified public accounting firm, where he served as a partner from 1989 to January 1995 and as a managing partner from January 1995 until October 1998. Since 1999, Mr. Anderson has served as a Director of Boots & Coots International Well Control www.bootsandcoots.com (AMEX: WEL), Chairman the Audit Committee, and member of the Compensation Committee.  Mr. Anderson also formerly served as a Director and Chairman of the Audit Committees of Grant Geophysical, Inc www.grantgeo.com., and its subsidiary Solid State Geophysical, Inc.(TSE), Professional Geophysics, Inc., and Seis Pros, Inc. www.seispros.com.

Committees of the Board of Directors

We currently have an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and recommend to our board of directors whether the audited financials should be included in our Annual Reports to be filed with the Securities and Exchange Commission. The Audit Committee operates pursuant to a written charter, which was adopted February 3, 2005. The current member of the audit committee is Mr. Anderson.

All of the current members of the Audit Committee are non-employee directors who: (1) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (2) have not participated in the preparation of our financial statements or the financial statements Hardwood Doors and Milling Specialties, Inc.; and (3) are able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. The board has determined that Mr. Anderson qualifies as an “Audit Committee Financial Expert” as defined by item 401(e) of Regulation S-B of the Exchange Act.

Compensation Committee. The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans. The members of our Compensation Committee are independent directors as defined in the applicable rules and regulations promulgated by the SEC, and are neither an officer nor employee of us or our subsidiary. The Compensation Committee operates pursuant to a written charter, which was adopted August 11, 2004. The current member of the compensation committee is Mr. Anderson.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee assists our board of directors in fulfilling its responsibilities by: identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of shareholders, evaluating the performance of our board of directors, and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct. Mr. Anderson is the current member of the Nominating and Corporate Governance Committee, who has been found by the Board of Directors to be an “independent director” pursuant to the applicable rules and regulations promulgated by the SEC. Mr. Tomlinson is also a member of the committee. This committee operates pursuant to a written charter adopted on April 4, 2006.

Compensation Committee Interlocks And Insider Participation. During the year ended December 31, 2005, we did not have a Compensation Committee because Luke Frazier served as our sole officer and director. Following our acquisition of Calibre Energy, Inc. in January 2006 and the appointment of our current Board of Directors, our Board of Directors formed a Compensation Committee comprised of Mr. Anderson. The committee member has never been an employee of Calibre Energy, Inc. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has any executive officer serving as a member of our Board of Directors or Compensation Committee.

Compensation of Directors

On April 4, 2006_ the Compensation Committee (the “Committee”) of our Board of Directors recommended that the Board approve new compensation for Board members to be effective as of January 1, 2006. The new compensation was approved by the Board on April 25, 2006. Under the Package, non-employee directors will receive an annual retainer of $20,000 and $1,500 for each formal Board meeting attended. In addition, each non-employee director who is also a committee member will receive an annual committee retainer fee of $2,500 and $750 for each formal committee meeting attended.  Each non-employee director who is also a committee chair will receive an additional annual retainer of $2,500. In addition, each non-employee director will be granted 20,000 shares of restricted common stock and an option for 25,000 shares of common stock. In addition, any new non-employee directors will be granted 20,000 shares of restricted common stock an option to purchase 25,000 shares of the common stock at the market price at the time of grant as a one time award upon joining the Board.  All option awards will be non-qualified stock options and, together with all awards of restricted stock, will be issued pursuant to equity compensation plans in effect at the time of the award and will be exercisable for a ten-year period from the date of grant of the award. The restricted stock and option awards will vest in 50% installments on each December 31.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following tables set forth certain information regarding our CEO and each of our most highly-compensated officers whose total annual salary and bonus for the fiscal years ending December 31, 2005 exceeded $100,000.

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position (1)(5)	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)
Prentis B. Tomlinson(2)	2005	(3)	–	(4)	–
Chief Executive Officer	2004	–	–		–
	2003	–	–		–

O. Oliver Pennington, III (2)	2005	(3)	–	(4)	–
Chief Financial Officer	2004	–	–		–
	2003	–	–		–

Peter F. Frey (2)	2005	(3)	–	(4)	–
Controller	2004	–	–		–
	2003	–	–	–	–

Edward L. Moses(2)	2005	(3)	–	(4)	–
Vice Chairman	2004	–	–		–
	2003	–	–	–	–

(1)
We did not pay any executive officer salaries in 2003, 2004 or 2005. In 2005, Calibre Energy, Inc., a Delaware corporation, paid the following individuals the following amounts for serving as its officers, Prentis B. Tomlinson $15,000, Edward L. Moses $8,333, and Peter F. Frey $4,166. We acquired Calibre Energy, Inc, a Delaware corporation, on January 27, 2006.

(2)	Served as executive officer since January 27, 2006.
(3)	See “Executive Employment Contracts” for a discussion of Annual Salary.
(4)	See “Executive Employment Contracts” for a discussion of the options.
(5)
Luke Frazier was the sole officer for Hardwood Doors and Milling Speciality during 2003, 2004, and 2005, and received no compensation during those years. Mr. Frazier resigned as an officer and director on January, 27, 2006.

Option Grants in Fiscal Year Ending December 31, 2005

(Individual Grants)

Name	Number of Securities Options Granted	% of Total Options Granted to Fiscal Year	Exercise/Base Price ($/Share)	Expiration Date
Prentis B. Tomlinson	4,000,000	100	$0.05	August 2015
Edward L. Moses	750,000	100	$0.05	August 2015
O. Oliver Pennington	1,000,000	100	$0.24	December 2015
W. Richard Anderson	400,000	100	$0.05	August 2015
Peter F. Frey	200,000	100	$0.24	December 2015

Options Exercises and First Quarter 2006 Quarter End Values

	Number of Shares		Value of Unexercised
	Underlying Unexercised		In-the-Money Options
	Options at March 31 2006		at March 31 2006 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Prentis B. Tomlinson (1)	4,000,000	0	$10,800,000	$0
Edward L. Moses (1)	750,000	0	$2,025,000	$0
O. Oliver Pennington, III (2)	500,000	500,000	$1,255,000	$1,255,000
W. Richard Anderson (1)	400,000	0	$1,080,000	$0
Peter F. Frey (2)	100,000	100,000	$251,000	$251,000

(1)
The value of “in-the-money” stock options represents the difference between the $0.05 exercise price of such options and the fair market value of $2.75 per share of common stock as of March 31, 2006, the closing price of the common stock reported on the OTC Bulletin Board.

(2)
The value of “in-the-money” stock options represents the difference between the $0.24 exercise price of such options and the fair market value of $2.75 per share of common stock as of March 31, 2006, the closing price of the common stock reported on the OTC Bulletin Board.

No options were exercised during the fiscal year ended December 31, 2005. No stock appreciation rights were outstanding at the end of the 2005 fiscal year.

Executive Employment Contracts

During the fiscal years ended December 31, 2003, 2004 and 2005, neither Luke Frazier, our sole director and officer during such years, nor the current officers and directors of Calibre Energy who became our officers and directors on, or subsequent to, January 27, 2006, received any compensation from us. Set forth below is a summary of the material terms of the compensation and employment agreements made between us and our executive officers.

Prentis B. Tomlinson, Jr. Mr. Tomlinson entered into an employment agreement effective October 1, 2005. The agreement has a three year term and provides that Mr. Tomlinson will serve as President. Mr. Tomlinson receives an annual base salary of $180,000, which may be further increased at our discretion. Not withstanding the above, the base salary of Mr. Tomlinson shall be increased to $360,000 on the third anniversary date from the effective date of the agreement. Mr. Tomlinson has also received the following stock options pursuant to the agreement: non-statutory options to purchase 4,000,000 shares of our common stock at a price of $.05 per share, which options are fully vested and shall survive Mr. Tomlinson termination date. Mr. Tomlinson is entitled to participate in any employee benefit plans that are made available to our employees.

Edward L. Moses. Mr. Moses entered into an employment agreement effective October 1, 2005. The agreement has a three year term and provides that Mr. Moses will serve as Vice President of Operations. Mr. Moses receives an annual base salary of $120,000, which may be increased at our discretion. Mr. Moses has also received the following stock options pursuant to the agreement: non-statutory options to purchase 750,000 shares of our common stock at a price of $0.05 per share, which options are fully vested. Mr. Moses is entitled to participate in our employee benefit plans are made available to our employees.

O. Oliver Pennington. Mr. Pennington entered into an employment agreement effective December 28, 2005. The agreement has a three year term and provides that Mr. Pennington will serve as Vice President and Chief Financial Officer. Mr. Pennington receives an annual base salary of $200,000, which may be increased at our discretion. Mr. Pennington has also received the following stock options pursuant to the agreement: non-statutory options to purchase 500,000 shares of our common stock at a price of $.24 per share, which options are fully vested and has received incentive stock options to purchase 500,000 shares of our common stock at a price of $.24 pursuant to our qualified stock option plan that shall vest over a four year period. Mr. Pennington is entitled to participate in our employee benefit plans are made available to our employees.

Peter F. Frey. Mr. Frey entered into an employment agreement effective December 21, 2005. The agreement has a three-year term and provides that Mr. Frey will serve as Controller. Mr. Frey receives an annual base salary of $135,000, which may be increased at our discretion. Mr. Frey also received the following stock option pursuant to the agreement: non-qualified options to purchase 100,000 shares of our common stock at a price of $.24 per share. Such options are fully vested, and (2) incentive stock options to purchase 100,000 shares of our common stock at a price of $.24 pursuant to our qualified stock option plan that shall vest over a four year period. Mr. Frey is entitled to participate in other employee benefit plans that we may adopt.

Other Employment Agreement Terms. Each of the foregoing employment agreements also include the following terms:

During the term of the agreement, we may terminate the employee’s employment at any time by giving three months written notice. Additionally, we may terminate the employee’s employment for cause upon written notice by the company. The employee may terminate his employment for “Good Reason” when there is a decrease in his base salary, or a materially adverse diminution of the overall level of his responsibilities, or a material breach by us of any term or provision of the employment agreement or after a change of control, or any personal reason that the Board or the Compensation Committee of the Board in its discretion determines shall constitute “Good Reason.”

In the event of a “Change of Control” (as defined below), if the employee is terminated without cause or he terminates his employment for good reason at any time during the three year period following the Change of Control, the employee will be entitled to the following: all outstanding stock options granted on or prior to the Change of Control shall become immediately exercisable and shall remain exercisable for a period of three years, a lump-sum payment equal to three times the employee’s then current base salary, a lump-sum payment equal to three times the highest annual bonus allowed under the Executive Bonus Plan during the three year period preceding the date of the Change of Control, and continued medial and dental coverage for three years from the termination date at no cost to the employee.

For purposes of the agreement, a "Change of Control" means: a tender offer for more than 25% of the outstanding voting securities of the company; the company is merged or consolidated with another corporation, and as a result of the transaction, less than 75% of the outstanding voting securities of the resulting corporations are beneficially owned by stockholders of the company immediately prior to the transaction; the company sells all or substantially all of its assets to another entity that is not a wholly-owned subsidiary; during any 15-month period, individuals who at the beginning of such period constituted the board of directors of the company (including any new member whose election was approved by at least 2/3 of the members of the board of directors then still in office who were members at the beginning of such period) cease for any reason to constitute at least a majority of the board of directors; the Compensation Committee of the Board of Directors determines, in its sole discretion, that a change of control has occurred; or 80% or more of the outstanding voting securities of the company are acquired by any person or entity other than the company, its subsidiaries or its affiliates.

The employment agreement with each employee also contains customary nondisclosure and proprietary rights provisions. In addition, for the period from October 1, 2005 until two years after termination of the agreement, the employee is subject to a non-solicitation agreement with respect to, among others, our customers, suppliers and employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our common stock beneficially owned as of April 28, 2006 by:

•	those persons or groups known to beneficially own more than 5% of our common stock;

•	each of our executive officers and directors; and

•	all of our directors and executive officers as a group.

For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934. Except as indicated below, the security holders listed possess sole voting and investment power with respect to the shares beneficially owned by that person.

Name and Address (1)	Common Stock	Ownership (%)(2)
Prentis B. Tomlinson (3)	20,060,000	35.4%
Edward L. Moses (4)	1,500,000	2.65%
W. Richard Anderson (4)	400,000	*
O. Oliver Pennington (4)	500,000	*
Peter F. Frey (4)	100,000	*
International Capital Advisory, Inc.(5)	3,896,025	6.88%
The Tobin Family Trust (6)	2,650,000	4.68%
All executive officers and directors as a group (5 persons):	22,560,000	39.84%

*	Represents less than 1% of the issued and outstanding shares of common stock.

(1)	Except as otherwise noted, the street address of the named beneficial owner is 1667 K Street, NW, Suite 1230, Washington, DC 20006.
(2)	Based on a total of (i) 56,620,806 shares of common stock issued and outstanding on April 28, 2006, plus (ii) shares that may be issued upon exercise of options that are exercisable within 60 days.
(3)
Includes (i) 540,000 shares of stock owned directly, (ii) 15,250,000 shares of stock held by Calibre Energy Partners, LLC., which Mr. Tomlinson controls, (iii) 270,000 shares of common stock to be issued upon the exercise of warrants, and (iv) 4,000,000 shares of common stock that may be issued upon the exercise of options exercisable in the next 60 days.

(4)	Represents shares of common stock that may be acquired upon exercise of options in the next 60 days.
(5)	Includes 296,025 shares that may be acquired upon exercise of warrants in the next 60 days. The address for the beneficial owner is 202 Melrose Avenue, Toronto, Ontario, Canada.
(6)	Includes 250,000 shares that may be acquired upon exercise of warrants in the next 60 days. The address for the beneficial owner is 40 Bassano Rd., Toronto, Ontario, Canada M2N 2K1.

SELLING STOCKHOLDERS

No stockholder may offer or sell shares of our common stock under this prospectus unless such stockholder has notified us of his or her intention to sell shares of our common stock and this prospectus has been declared effective by the SEC, and remains effective at the time such selling stockholder offers or sells such shares. We are required to amend this prospectus to reflect material developments in our business, financial position and results of operations. Each time we file an amendment to this prospectus with the SEC, it must first be declared effective prior to the offer or sale of shares of our common stock by the selling stockholders.

The common stock covered by this prospectus is to be offered for the account of the selling stockholders in the following table. The selling stockholders may from time to time sell all, some or none of the shares of common stock offered by this prospectus.

The following table, which we have prepared based on information provided to us by the applicable selling stockholder, sets forth the name, the number of shares of common stock beneficially owned by the selling stockholders intending to sell our common stock and the number of shares of common stock to be offered. Unless set forth below, none of the selling stockholders selling in connection with the prospectus has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus.

Name of Selling Stockholder	Footnote	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock Offered Hereunder	Number and % of Outstanding Shares of Common Stock Owned After Completion of Offering
				Number	% (2)

Calibre Energy Partners, LLC		15,250,000	15,250,000	0	26.93%
International Capital Advisory, Inc.	(3)	3,896,025	3,896,025	0	6.88%
Jonpol Investments, Ltd.		1,500,000	1,500,000	0	2.65%
Sherrie Ann Pollock		1,500,000	1,500,000	0	2.65%
Rob Pollock		1,500,000	1,500,000	0	2.65%
Mark Monaghan		500,000	500,000	0	*
Laura Bester		500,000	500,000	0	*
Richard D. Hutcheon	(4)	375,000	375,000	0	*
Maynard Young	(5)	187,500	187,500	0	*
Hybrid Investments, Ltd.	(6)	750,000	750,000	0	1.32%
Sheldon Taerk	(7)	112,500	112,500	0	*
Beads A. D'Cruz	(8)	75,000	75,000	0	*
Blue Sky Private Equity, Inc.	(9)	937,500	937,500	0	1.66%
Donald R. Hutcheon	(10)	37,500	37,500	0	*
G. Scott Paterson	(11)	187,500	187,500	0	*
Danya Ossip-Richmor	(12)	37,500	37,500	0	*
Amanda Lisus	(13)	462,500	462,500	0	*
David Meyerowitz	(14)	150,000	150,000	0	*
Peter Turk	(15)	225,000	225,000	0	*
Gail Cooper	(16)	187,500	187,500	0	*
Philip Turk & Nanci Turk	(17)	187,500	187,500	0	*
Daniel Rappaport	(18)	93,750	93,750	0	*

Name of Selling Stockholder	Footnote	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock Offered Hereunder	Number and % of Outstanding Shares of Common Stock Owned After Completion of Offering
				Number	% (2)

Joseph H. Levitan	(19)	225,000	225,000	0	*
NBCN Clearing Inc. ITF Acct. #4NA071E	(20)	750,000	750,000	0	1.32%
Stephen Bloom	(21)	93,750	93,750	0	*
Art Heller Enterprise	(22)	187,500	187,500	0	*
Barbra H. Miller	(23)	75,000	75,000	0	*
Investor Company ITF Acct. # 5N0843F	–	1,028,018	1,028,018	0	1.82%
Gundyco ITF The K2 Principal Fund	(24)	450,000	450,000	0	*
Investor Company ITF Acct. # 5J5047C	(25)	97,500	97,500	0	*
Royal Trust ITF AIG Global Investment Corp.	(26)	1,500,000	1,500,000	0	2.65%
Investor Company ITF Jennifer MacKenzie	(27)	375,000	375,000	0	*
Sean Cleary	–	67,788	67,788	0	*
NBCN Clearing, Inc. ITF Acct. # 4NA066E	(28)	1,500,000	1,500,000	0	2.65%
Brant Investments Ltd, Acct. #108483245	(29)	600,000	600,000	0	1.06%
Systems on Time Inc.	(30)	225,000	225,000	0	*
1395515 Ontario Ltd.	(31)	100,500	100,500	0	*
Eric Abecassis	(32)	93,750	93,750	0	*
The Stuart Copecovitch Family Trust	(33)	93,750	93,750	0	*
The Melger Family Trust	(34)	93,750	93,750	0	*
The Jalary Family Trust	(35)	93,750	93,750	0	*
D. Robb English	(36)	18,750	18,750	0	*
Maxsamm Holdings Inc.	(37)	93,750	93,750	0	*
Lony Gropper	(38)	150,000	150,000	0	*
Kerry Salsberg	(39)	60,000	60,000	0	*
Richard Elder	(40)	300,000	300,000	0	*
Patrick Mark Whitman	(41)	30,000	30,000	0	*
Allan Weinbaum	(42)	112,500	112,500	0	*
Leslie Amoils	(43)	150,000	150,000	0	*
Coldstream Capital Ventures	(44)	93,750	93,750	0	*
Mitch Aidelman	(45)	45,000	45,000	0	*
Steven Graff	(46)	75,000	75,000	0	*
J. Russell Starr	(47)	75,000	75,000	0	*
Kevin Everingham	(48)	105,000	105,000	0	*
Trevor M. Born	(49)	93,750	93,750	0	*
Brian Udashkin	(50)	375,000	375,000	0	*
Richard Epstein	(51)	18,750	18,750	0	*
Joel Goodman	(52)	18,750	18,750	0	*
David Shiller	(53)	18,750	18,750	0	*
Lawrence Allen Dentistry Professional Corporation	(54)	150,000	150,000	0	*
The Tobin Family Trust	(55)	2,650,000	2,650,000	0	4.68%
Sigmund Soudack	(56)	1,750,000	1,750,000	0	3.09%
Jennifer Goldman	(57)	75,000	75,000	0	*
Mary Sinclair	(58)	300,000	300,000	0	*
Mary Sinclair ITF Christopher Sinclair	(59)	300,000	300,000	0	*
Mary Sinclair ITF Candice Sinclair	(60)	300,000	300,000	0	*
Bruce Kagan	(61)	75,000	75,000	0	*
Mark Monaghan	(62)	150,000	150,000	0	*

Name of Selling Stockholder	Footnote	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock Offered Hereunder	Number and % of Outstanding Shares of Common Stock Owned After Completion of Offering
				Number	% (2)

Charles Berger	(63)	93,750	93,750	0	*
Hsin-Yuan Su	(64)	225,000	225,000	0	*
Steve Shinoff	(65)	56,250	56,250	0	*
Stephanie Shields	(66)	37,500	37,500	0	*
Tracie Graff	(67)	93,750	93,750	0	*
Melvin M. Gilbert	(68)	93,750	93,750	0	*
JMM Trading LP	(69)	375,000	375,000	0	*
Placements Peloton, Inc.	(70)	187,500	187,500	0	*
David Turk	(71)	112,500	112,500	0	*
Pat and Rosa Dicerbo	(72)	562,500	562,500	0	*
John D. Cooke	(73)	56,250	56,250	0	*
Frank Davis	(74)	75,000	75,000	0	*
Michael Bowen	(75)	37,500	37,500	0	*
Brant Investments Ltd, Acct. #108483245	(76)	750,000	750,000	0	1.32%
Robert Pollock	(77)	600,750	600,750	0	1.06%
Andrew Martyn	(78)	150,000	150,000	0	*
Scott Kelly	(79)	150,000	150,000	0	*
Royal Trust ITF Acct. # 110748003	(80)	562,500	562,500	0	*
Royal Trust ITF Acct. # 110455171	(81)	281,250	281,250	0	*
Joel Leonoff	(82)	375,000	375,000	0	*
Robert Metz	(83)	60,000	60,000	0	*
Angelo Comi	(84)	150,000	150,000	0	*
Prentis B. Tomlinson, Jr.	(85)	20,060,000	810,000	19,250,000	8.50%
Gary D. May	(86)	375,000	375,000	0	*
Ross J. Jicomelli	(87)	150,000	150,000	0	*
Ann W. Mullen	(88)	37,500	37,500	0	*
Donald F. Farley	(89)	375,000	375,000	0	*
Kenneth D. Cushman, MD	(90)	225,000	225,000	0	*
Edmund Wylie Johnson and Margaret E. Johnson	(91)	375,000	375,000	0	*
Allan Tissenbaum	(92)	93,750	93,750	0	*
Kevin A. Wechter	(93)	75,000	75,000	0	*
Jennifer Siverston	(94)	75,000	75,000	0	*
Myro Louis Panas	(95)	566,250	566,250	0	1.00%
William Todd Isaac	(96)	581,250	581,250	0	1.03%
Marc-Andre Lavoie	(97)	93,750	93,750	0	*
Ronald Kopas	(98)	37,500	37,500	0	*
Kenneth Ari Weinstein	(99)	2,073,125	2,073,125	0	3.66%
Infogroup Ltd.	(100)	93,750	93,750	0	*
Powdersmart.com SRL	(101)	375,000	375,000	0	*
Balmoral Holdings Ltd	(102)	843,750	843,750	0	1.49%
Danjor Holdings Inc.	(103)	375,000	375,000	0	*
Sam Segal	(104)	375,000	375,000	0	*
Michael Regan	(105)	75,000	75,000	0	*
Bateman Dynasty LC		152,000	152,000	0	*
Russell & Renae Boyer Family Trust		4,000	4,000	0	*
Brownco LLC		10,000	10,000	0	*
Russell L. Caplin Jr.		800	800	0	*

Name of Selling Stockholder	Footnote	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock Offered Hereunder	Number and % of Outstanding Shares of Common Stock Owned After Completion of Offering
				Number	% (2)

Shaun P. Carter		100,000	100,000	0	*
CEDE & Company		2,725,300	2,725,300	0	4.81%
D L International LLC		400	400	0	*
Craig A. Davis		4,000	4,000	0	*
Earnco MPPP		5,760	5,760	0	*
Luke Frazier		425,000	425,000	0	*
John W. Friese		1,600	1,600	0	*
Growth Ventures Inc.		1,600	1,600	0	*
Growth Ventures Inc.Pension Plan and Trust		5,600	5,600	0	*
Growth Ventures Inc.Profit Sharing Plan and Trust		5,600	5,600	0	*
Inverness Investments inc.		960	960	0	*
J. Paul Consulting Corporation		800	800	0	*
Dennis Lairamore		1,200	1,200	0	*
Timothy E. Martorella		4,000	4,000	0	*
Earnest Mathis		960	960	0	*
Mathis Family Partners Ltd		1,920	1,920	0	*
Gary J. McAdam		1,600	1,600	0	*
Claudia AMcAdam		1,600	1,600	0	*
V. Michael McGuire		1,600	1,600	0	*
McKinley Enterprises Inc Profit Sharing Plan		50,000	50,000	0	*
Patrick Perry		4,000	4,000	0	*
Pershing LLC		1,500	1,500	0	*
Sugarloaf Management LLC		8,400	8,400	0	*
WILCO		4,000	4,000	0	*
Dana Brooke Wolbert		800	800	0	*
Quest Securities Corporation	(106)	875,000	875,000	0	1.55%
Kystie Finance Ltd.	(107)	684,150	684,150	0	1.21%
Susan Tobin	(108)	199,250	199,250	0	*
Steve Graff	(109)	8,000	8,000	0	*
Ritchie Epstein	(110)	13,100	13,100	0	*
Gerry Tissenbaum	(111)	49,000	49,000	0	*
Steve Blustein	(112)	2,000	2,000	0	*
1469777 Ontario Inc.	(113)	175,000	175,000	0	*
3813983 Canada Inc.	(114)	50,000	50,000	0	*
Alcina Corporation	(115)	50,000	50,000	0	*
Bill Kemp	(116)	75,000	75,000	0	*
Bob Richardson	(117)	22,000	22,000	0	*
Boyd Roberton	(118)	20,000	20,000	0	*
T Finn & Co.	(119)	3,000,000	3,000,000	0	5.30%
UBS AG	(120)	500,000	500,000	0	*
Carter H. Compton	(121)	8,500	8,500	0	*
Fred Dulock	(122)	50,000	50,000	0	*
Galen R. Logan	(123)	5,000	5,000	0	*
Gary Uptmore	(124)	8,000	8,000	0	*
George Kubala	(125)	16,000	16,000	0	*
Irwin Zeiniker	(126	100,000	100,000	0	*
Isaac Hamaoui	(127)	25,000	25,000	0	*
Jeff Kilburn	(128)	5,000	5,000	0	*

Name of Selling Stockholder	Footnote	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock Offered Hereunder	Number and % of Outstanding Shares of Common Stock Owned After Completion of Offering
				Number	% (2)

Jim Phillips	(129)	25,350	25,350	0	*
Joe Dillon	(130)	10,000	10,000	0	*
Joel Milgram	(131)	100,000	100,000	0	*
John Korence	(132)	10,000	10,000	0	*
Johnny KM Chan	(133)	200,000	200,000	0	*
Khatchig Aghazarian	(134)	100,000	100,000	0	*
Kodiak Metals LLC	(135)	500,000	500,000	0	*
L.S.J.	(136)	100,000	100,000	0	*
Michael Stroll	(137)	50,000	50,000	0	*
Pasquale DiCerbo	(138)	100,000	100,000	0	*
Peter Rebmann	(139)	25,000	25,000	0	*
Philip Turk	(140)	37,500	37,500	0	*
Pierre Gabison	(141)	100,000	100,000	0	*
Rick Shelton	(142)	20,000	20,000	0	*
Ricky D. Thompson	(143)	5,000	5,000	0	*
Ross Hunt	(144)	25,000	25,000	0	*
Sam X. Eyde	(145)	440,000	440,000	0	*
Stanley Gill	(146)	50,000	50,000	0	*
William R. Brewer	(147)	30,000	30,000	0	*
ING Bank S.A.	(148)	2,500,000	2,500,000	0	4.42%
John Washam	(149)	40,000	40,000	0	*
Larry R. Cramer	(150)	20,000	20,000	0	*
Kathryne S. Cramer	(151)	5,000	5,000	0	*
Douglas R. Hamilton	(152)	10,000	10,000	0	*
Owen G. Anderson	(153)	5,000	5,000	0	*
GLG North American Opportunity Fund	(154)	2,500,000	2,500,000	0	4.42%
JMM Trading LP	(155)	100,000	100,000	0	*
Continental Trust Corporation Ltd.	(156)	100,000	100,000	0	*
Iversiones y Negocios Estrategicos SA	(157)	125,000	125,000	0	*
Edward L. Moses	(158)	1,500,000	750,000	750,000	2.65%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange
Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable within 60 days of May 5, 2006 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) Percentage is based on 56,620,806 shares of common stock outstanding.
(3) Includes 296,025 shares of common stock underlying warrants.
(4) Includes 125,000 shares of common stock underlying warrants.
(5) Includes 62,500 shares of common stock underlying warrants.
(6) Includes 250,000 shares of common stock underlying warrants.
(7) Includes 37,500 shares of common stock underlying warrants.
(8) Includes 25,000 shares of common stock underlying warrants.
(9) Includes 312,500 shares of common stock underlying warrants.
(10) Includes 12,500 shares of common stock underlying warrants.
(11) Includes 62,500 shares of common stock underlying warrants.
(12) Includes 12,500 shares of common stock underlying warrants.
(13) Includes 162,500 shares of common stock underlying warrants.

(14) Includes 50,000 shares of common stock underlying warrants.
(15) Includes 81,250 shares of common stock underlying warrants.
(16) Includes 62,500 shares of common stock underlying warrants.
(17) Includes 62,500 shares of common stock underlying warrants.
(18) Includes 31,250 shares of common stock underlying warrants.
(19) Includes 75,000 shares of common stock underlying warrants.
(20) Includes 250,000 shares of common stock underlying warrants.
(21) Includes 31,250 shares of common stock underlying warrants.
(22) Includes 62,500 shares of common stock underlying warrants.
(23) Includes 25,000 shares of common stock underlying warrants.
(24) Includes 150,000 shares of common stock underlying warrants.
(25) Includes 32,500 shares of common stock underlying warrants.
(26) Includes 500,000 shares of common stock underlying warrants.
(27) Includes 125,000 shares of common stock underlying warrants.
(28) Includes 500,000 shares of common stock underlying warrants.
(29) Includes 200,000 shares of common stock underlying warrants.
(30) Includes 75,000 shares of common stock underlying warrants.
(31) Includes 33,500 shares of common stock underlying warrants.
(32) Includes 31,250 shares of common stock underlying warrants.
(33) Includes 31,250 shares of common stock underlying warrants.
(34) Includes 31,250 shares of common stock underlying warrants.
(35) Includes 31,250 shares of common stock underlying warrants.
(36) Includes 6,250 shares of common stock underlying warrants.
(37) Includes 31,250 shares of common stock underlying warrants.
(38) Includes 50,000 shares of common stock underlying warrants.
(39) Includes 20,000 shares of common stock underlying warrants.
(40) Includes 100,000 shares of common stock underlying warrants.
(41) Includes 10,000 shares of common stock underlying warrants.
(42) Includes 37,500 shares of common stock underlying warrants.
(43) Includes 50,000 shares of common stock underlying warrants.
(44) Includes 31,250 shares of common stock underlying warrants.
(45) Includes 15,000 shares of common stock underlying warrants.
(46) Includes 25,000 shares of common stock underlying warrants.
(47) Includes 25,000 shares of common stock underlying warrants.
(48) Includes 35,000 shares of common stock underlying warrants.
(49) Includes 31,250 shares of common stock underlying warrants.
(50) Includes 125,000 shares of common stock underlying warrants.
(51) Includes 6,250 shares of common stock underlying warrants.
(52) Includes 6,250 shares of common stock underlying warrants.
(53) Includes 6,250 shares of common stock underlying warrants.
(54) Includes 50,000 shares of common stock underlying warrants.
(55) Includes 250,000 shares of common stock underlying warrants.
(56) Includes 625,000 shares of common stock underlying warrants.
(57) Includes 25,000 shares of common stock underlying warrants.
(58) Includes 100,000 shares of common stock underlying warrants.
(59) Includes 100,000 shares of common stock underlying warrants.
(60) Includes 100,000 shares of common stock underlying warrants.
(61) Includes 25,000 shares of common stock underlying warrants.
(62) Includes 50,000 shares of common stock underlying warrants.
(63) Includes 31,250 shares of common stock underlying warrants.
(64) Includes 81,250 shares of common stock underlying warrants.
(65) Includes 18,750 shares of common stock underlying warrants.
(66) Includes 12,500 shares of common stock underlying warrants.
(67) Includes 31,250 shares of common stock underlying warrants.
(68) Includes 31,250 shares of common stock underlying warrants.
(69) Includes 125,000 shares of common stock underlying warrants.
(70) Includes 62,500 shares of common stock underlying warrants.
(71) Includes 43,750 shares of common stock underlying warrants.
(72) Includes 187,500 shares of common stock underlying warrants.
(73) Includes 18,750 shares of common stock underlying warrants.
(74) Includes 25,000 shares of common stock underlying warrants.
(75) Includes 12,500 shares of common stock underlying warrants.
(76) Includes 250,000 shares of common stock underlying warrants.

(77) Includes 200,250 shares of common stock underlying warrants.
(78) Includes 50,000 shares of common stock underlying warrants.
(79) Includes 50,000 shares of common stock underlying warrants.
(80) Includes 187,500 shares of common stock underlying warrants.
(81) Includes 93,750 shares of common stock underlying warrants.
(82) Includes 125,000 shares of common stock underlying warrants.
(83) Includes 20,000 shares of common stock underlying warrants.
(84) Includes 50,000 shares of common stock underlying warrants.
(85) "Number of Shares of Common Stock Beneficially Owned" includes (i) 270,000 shares of common stock underlying warrants exercisable in the next 60 days, (ii) 4,000,000 shares of common stock underlying options that are exercisable in the next 60 days and (iii)
15,250,000 shares of common stock owned by Calibre Energy Partners, LLC of which
Mr. Tomlinson is the manager and has voting and dispositive power; the "Number and % of
Outstanding Shares of Common Stock Owned After Completion of Offering" include the shares underlying the options and the shares owned by Calibre Energy Parnters, LLC.

(86) Includes 125,000 shares of common stock underlying warrants.
(87) Includes 50,000 shares of common stock underlying warrants.
(88) Includes 12,500 shares of common stock underlying warrants.
(89) Includes 125,000 shares of common stock underlying warrants.
(90) Includes 75,000 shares of common stock underlying warrants.
(91) Includes 125,000 shares of common stock underlying warrants.
(92) Includes 31,250 shares of common stock underlying warrants.
(93) Includes 25,000 shares of common stock underlying warrants.
(94) Includes 25,000 shares of common stock underlying warrants.
(95) Includes 188,750 shares of common stock underlying warrants.
(96) Includes 193,750 shares of common stock underlying warrants.
(97) Includes 31,250 shares of common stock underlying warrants.
(98) Includes 12,500 shares of common stock underlying warrants.
(99) Includes 773,125 shares of common stock underlying warrants.
(100) Includes 31,250 shares of common stock underlying warrants.
(101) Includes 125,000 shares of common stock underlying warrants.
(102) Includes 281,250 shares of common stock underlying warrants.
(103) Includes 125,000 shares of common stock underlying warrants.
(104) Includes 125,000 shares of common stock underlying warrants.
(105) Includes 25,000 shares of common stock underlying warrants.
(106) Includes 875,000 shares of common stock underlying warrants.
(107) Includes 684,150 shares of common stock underlying warrants.
(108) Includes 199,250 shares of common stock underlying warrants.
(109) Includes 8,000 shares of common stock underlying warrants.
(110) Includes 13,100 shares of common stock underlying warrants.
(111) Includes 49,000 shares of common stock underlying warrants.
(112) Includes 2,000 shares of common stock underlying warrants.
(113) Includes 175,000 shares of common stock underlying warrants.
(114) Includes 25,000 shares of common stock underlying warrants.
(115) Includes 25,000 shares of common stock underlying warrants.
(116) Includes 37,500 shares of common stock underlying warrants.
(117) Includes 22,000 shares of common stock underlying warrants.
(118) Includes 10,000 shares of common stock underlying warrants.
(119) Includes 1,500,000 shares of common stock underlying warrants.
(120) Includes 250,000 shares of common stock underlying warrants.
(121) Includes 4,250 shares of common stock underlying warrants.
(122) Includes 25,000 shares of common stock underlying warrants.
(123) Includes 2,500 shares of common stock underlying warrants.
(124) Includes 4,000 shares of common stock underlying warrants.
(125) Includes 8,000 shares of common stock underlying warrants.
(126) Includes 50,000 shares of common stock underlying warrants.
(127) Includes 12,500 shares of common stock underlying warrants.
(128) Includes 2,500 shares of common stock underlying warrants.
(129) Includes 16,600 shares of common stock underlying warrants.
(130) Includes 5,000 shares of common stock underlying warrants.
(131) Includes 50,000 shares of common stock underlying warrants.
(132) Includes 5,000 shares of common stock underlying warrants.
(133) Includes 100,000 shares of common stock underlying warrants.
(134) Includes 50,000 shares of common stock underlying warrants.

(135) Includes 250,000 shares of common stock underlying warrants.
(136) Includes 50,000 shares of common stock underlying warrants.
(137) Includes 25,000 shares of common stock underlying warrants.
(138) Includes 50,000 shares of common stock underlying warrants.
(139) Includes 25,000 shares of common stock underlying warrants.
(140) Includes 18,750 shares of common stock underlying warrants.
(141) Includes 50,000 shares of common stock underlying warrants.
(142) Includes 10,000 shares of common stock underlying warrants.
(143) Includes 2,500 shares of common stock underlying warrants.
(144) Includes 12,500 shares of common stock underlying warrants.
(145) Includes 220,000 shares of common stock underlying warrants.
(146) Includes 25,000 shares of common stock underlying warrants.
(147) Includes 15,000 shares of common stock underlying warrants.
(148) Includes 1,250,000 shares of common stock underlying warrants.
(149) Includes 20,000 shares of common stock underlying warrants.
(150) Includes 10,000 shares of common stock underlying warrants.
(151) Includes 2,500 shares of common stock underlying warrants.
(152) Includes 5,000 shares of common stock underlying warrants.
(153) Includes 2,500 shares of common stock underlying warrants.
(154) Includes 1,250,000 shares of common stock underlying warrants.
(155) Includes 50,000 shares of common stock underlying warrants.
(156) Includes 50,000 shares of common stock underlying warrants.
(157) Includes125,000 shares of common stock underlying warrants.
(158) Includes 750,000 options that are vested with an exercise price of $0.05.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our President and Chairman, Mr. Prentis B. Tomlinson, Jr., owns a 17.9% (on a fully diluted basis) stake of Kerogen Resources, Inc., a privately held oil and gas exploration company. We have entered into four agreements with Kerogen Resources, Inc.

First, we are parties to a letter agreement with Kerogen Resources pursuant to which we are participating in the Reichmann Petroleum project as described above under “Our Business - Our Projects.” Pursuant to such agreement we have paid Kerogen $3,473,418. Kerogen then paid such amount to Reichmann Petroleum Corporation as reimbursement of leasehold costs, drilling and operating expenses.

Second, we have entered into a Participation Agreement with Kerogen Resources for the exploration and development of prospects in the South Fort Worth Basin as described above under “Our Business - Our Projects.” Pursuant to this agreement we are obligated to pay Kerogen Resources $597,000 for its identification of prospects; we have paid Kerogen Resources $500,000 of such amount.

Third, we have entered into a Participation Agreement with Kerogen Resources for the exploration and development of prospects in the Williston Basin as described above under “Our Business - Our Projects.” Pursuant to this agreement we are obligated to pay Kerogen Resources $638,600 for its identification of prospects; we have paid Kerogen Resources $550,000 of such amount.

Fourth, we held a promissory note issued by Kerogen Resources. The principal owed pursuant to the note was $300,000 and it did bear interest at the rate of 6.25% per annum. The principal of this note and accrued interest thereon was due and payable in a single installment on the maturity date. The maturity date was the earlier of September 30, 2006 or the date on which Kerogen Resources received gross proceeds of at least $6,000,000 from a sale of equity, in one or more transactions. We acquired the note from Mr. Tomlinson in October 2005 in exchange for a payment of $300,000. On March 24, 2006, Kerogen Resources repaid $314,623.29, the full amount of the promissory note and all interest due. The note in the amount of $300,000 was paid on March 24, 2006 together with interest in the amount of $14,623.29.

We believe all of the transactions with related parties have been on terms no less favorable to us than those terms which may have been obtained from unrelated third parties.

In addition, Mr. O. Oliver Pennington, our Chief Financial Officer, is our President’s son-in-law.

DESCRIPTION OF SECURITIES

Capitalization of the Company

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. As of April 28, 2006, there are 56,620,806 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. There are no cumulative voting rights. Common stockholders do not have preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. In the event of liquidation, the holders of common stock will share equally in any balance of corporate assets available for distribution to them. Subject to the rights of holders of the any other securities subsequently issued, holders of the common stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available. We have not paid any dividends since its inception and has no intention to pay any dividends in the foreseeable future. Any future dividends would be subject to the discretion of the Board of Directors and would depend on, among other things, our future earnings, the operating and financial condition, our capital requirements, and general business conditions.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share. As of April 28, 2006, no shares of preferred stock are issued and outstanding. Our Board of Directors can, without approval of our stockholders, issue one or more series of preferred stock. If we offer preferred stock, our Board of Directors will determine the number of shares and the rights, preferences and limitations of each series. These rights, preferences and limitations may include specific designations, number of shares, liquidation value, dividend rights, liquidation and redemption rights, voting rights, other rights, including conversion or exchange rights, if any, and any other specific terms.

Warrants and Options

2005 Stock Incentive Plan. Pursuant to our 2005 Stock Incentive Plan we may issue to our officers, directors, employees and consultants incentive stock options, non-qualified stock options and shares of restricted stock. The plan provides for us to issue up to 9,000,000 shares of its common stock pursuant to awards under the plan. As of April 28, 2006, we had outstanding options, granted pursuant to the plan, to purchase 5,150,000 shares of common stock at an exercise price of $.05 per share, 50,000 at shares of common stock at an exercise price of $.12 per share, and 1,300,000 shares of common stock at an exercise price of $.24 per share. All of our outstanding options expire 10 years after the date of grant. The plan is designed to qualify under the Internal Revenue Code as an incentive stock option plan.

Warrants. As part of our private offering in October 2005, we issued warrants to purchase 10,000,000 shares of our common stock at a price of $0.75 per share. The warrants may be exercised through a cashless exercise in which the holder surrenders warrants with sufficient value to pay the exercise price of the warrants to be exercised. The warrants expire October 31, 2007. As of April 28, 2006, 400,000 warrants to purchase our common stock have been exercised.

As part of our private offering in March and April 2006, we issued warrants to purchase 5,800,000 shares of our common stock at a price of $2.75 per share. The warrants expire April 18, 2008.

Placement Agent Warrants. In connection with the October 2005 private offering of common stock we issued to the placement agents in that offering warrants to purchase an aggregate of 2,000,000 shares of common stock at an exercise price of $0.40. These warrants are exercisable immediately and will expire October 31, 2007.

In connection with the March and April 2006 private offering of common stock, we issued to the placement agents in that offering warrants to purchase an aggregate of 579,500 shares of common stock at an exercise price of $2.00. These warrants are exercisable immediately and will expire April 18, 2008.

PLAN OF DISTRIBUTION

We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares are listed or any automatic quotation system through which the shares are quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	through put and call transactions,

•	through short sales, and

•	a combination of such methods of sale.

The selling stockholders may sell their shares at prevailing market prices or at privately negotiated prices. The selling stockholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling stockholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the applicable exchange or automated quotation system pursuant to Rule 153 under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling stockholders, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We are not aware of whether the selling stockholders have entered into any agreements, understanding or arrangements with any broker-dealers regarding the sale of their shares, nor as we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that rule.

Following notification by a selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which these shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transactions.

In addition, following notification by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest of such selling stockholder intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus was passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements for the years ended December 31, 2005 included in this prospectus have been audited by Malone & Bailey, PC, independent registered public accounting firm, as stated in their report appearing herein.

RESERVE ENGINEERS

Certain estimates of our net oil and natural gas reserves and related information as of December 31, 2005 included in this prospectus have been derived from engineering reports prepared by Ryder Scott Company, L.P.  All such information has been so included on the authority of such firm as experts regarding the matters contained in their reports.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we file with the Securities and Exchange Commission. This prospectus does not contain all of the information contained in the registration statement and all of the exhibits and schedules thereto. For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of such documents.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy the registration statement, including exhibits and schedules filed with it, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.

We file information electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings also are available from the Securities and Exchange Commission’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

C O N T E N T S

Financial Statements

Independent Auditor’s Report	F-1

Balance sheet as of December 31, 2005	F-2

Statement of operations for the period from August 17, 2005 (date of
inception) through December 31, 2005	F-3

Statement of shareholders’ equity for the period from August 17, 2005 (date
of inception) through December 31, 2005	F-4

Statement of cash flows for the period from August 17, 2005 (date of
inception) through December 31, 2005	F-5

Notes to financial statements	F-6-F-18

To the Board of Directors
Calibre Energy, Inc.
Washington, DC 20006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of Calibre Energy, Inc. as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period August 17, 2005 (inception) to December 31, 2005.These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calibre Energy, Inc. as of December 31, 2005 and the results of operations and cash flows for the period from August 17, 2005 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Calibre Energy, Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, Calibre Energy, Inc. was formed on August 17, 2005 and has generated operating losses since inception, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Malone & Bailey, P.C. Houston, Texas April 28, 2006

Calibre Energy, Inc.
Balance Sheet
December 31, 2005

Assets
Current Assets
Cash	$2,105,749
Accounts receivable	33,960
Note receivable - related party	300,000
Other current assets	104,100
Total current assets	2,543,809

Noncurrent Assets
Oil and gas properties, using full cost method	5,308,881
Furniture and office equipment	121,778
Less: Accumulated depreciation, depletion, amortization and impairment	(35,599)
Net property, furniture and office equipment	5,395,060

Total assets	$7,938,869

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable - trade	946,852
Accounts payable - employees	98,630
Accrued expenses	20,482
Total liabilities	1,065,964

Shareholders’ Equity
Preferred stock; $.001 par value; 10,000,000 authorized; none issued	-
Common stock; $.001 par value; 70,000,000 authorized; 47,000,000 issued and outstanding	47,000
Additional paid-in capital	8,727,556
Accumulated deficit	(1,901,651)
Total shareholders’ equity	6,872,905

Total liabilities and shareholders’ equity	$7,938,869

See accompanying notes to financial statements.

Calibre Energy, Inc.
Statement of Operations
For the Period from Inception (August 17, 2005) to December 31, 2005

Revenue	$20,778

Operating expenses
Lease operating expense	14,684
Depletion expense	35,599
Compensation expense	1,504,500
General and administrative (excluding compensation expense)	389,102
Total operating expense	1,943,885

Loss from operations	1,923,107

Interest income	21,502
Interest expense	(46)
21,456

Net loss	$1,901,651

Earnings per share:
Basic and diluted	$(0.05)

See accompanying notes to financial statements.

Calibre Energy, Inc.
Statement of Shareholders’ Equity
For the Period from Inception (August 17, 2005) to December 31, 2005

	Common Stock		Additional
			Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, August 17, 2005 (Inception)	–	$–	$–	$–	$–
Initial capital from founding shareholders	27,000,000	27,000	–		27,000
Issuance of common stock and warrants	20,000,000	20,000	7,223,056		7,243,056
Stock options granted to employees for services			1,504,500		1,504,500
Net loss				(1,901,651)	(1,901,651)

Balance, December 31, 2005	47,000,000	$47,000	$8,727,556	$(1,901,651)	$6,872,905

See accompanying notes to financial statements.

Calibre Energy, Inc.
Statement of Cash Flows
For the Period from Inception (August 17, 2005) to December 31, 2005

Cash Flows from Operating Activities
Net loss	$(1,901,651)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock options granted for services	1,504,500
Depletion expense	35,599
Changes in working capital components:
(Increase) in accounts receivable	(33,960)
(Increase) in other current assets	(104,100)
Increase in accounts payable	1,045,482
Increase in accrued expense	20,482
Net cash provided by operating activities	566,352

Cash Flows from Investing Activities
Additions to oil and gas properties	(5,308,881)
Additions to furniture, office equipment and leasehold improvements	(121,778)
Disbursements on note receivable	(300,000)
Net cash (used in) investing activities	(5,730,659)

Cash Flows from Financing Activities
Proceeds from sale of common stock	7,270,056
Net cash provided by financing activities	7,270,056

Net increase in cash	$2,105,749

Cash
Beginning of period	-
End of period	$2,105,749

Supplemental information:
Income taxes paid	-
Interest paid	46

See accompanying notes to financial statements.

CALIBRE ENERGY, INC.

Notes to Financial Statements

Note 1. Organization and Business Operations

Calibre Energy, Inc. (the “Company” or “Calibre”) is an exploration and production company focused on the acquisition, exploitation and development of high quality, long-lived producing and non-producing fractured gas and oil shale properties in selected producing basins in North America. Headquartered in Washington, DC and Houston, Texas, Calibre is a Delaware corporation that was formed on August 17, 2005.

Calibre completed a reverse merger into a public company, Hardwood Doors and Milling Specialties, Inc. (“Hardwood”), on January 27, 2006, in which Calibre obtained a controlling interest. See Note 10 for details.

Calibre anticipates applying a business model to achieve substantial annual growth in production and reserves with a relatively low risk approach. These plans include deploying known techniques for use in identifying, predicting, and optimizing future production volumes and rates. Using multi-discipline teams with core competencies of petrophysics, reservoir and production engineering, geology and geophysics, the Calibre’s emphasis will be on the practical integrated application of these technologies to identify previously “hidden” potential. This model mitigates conventional exploration risk because Calibre will focus on: a) shales that are laterally extensive (pervasive); b) basins where the target zones have been previously penetrated and found to be productive; c) shales that have been successfully fraced (contained); d) cuttings utilized to validate source rock potential, porosity, and permeability; and e) projects that will be financially leveraged.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Calibre’s financials are based on a number of significant estimates, including oil and gas reserve quantities which are the bases for the calculation of depreciation, depletion and impairment of oil and gas properties, and timing and costs associated with its retirement obligations.

Notes to Financial Statements

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and certificates of deposit which mature within three months of the date of purchase.

Concentration of Credit Risk

Financial instruments that potentially subject Calibre to concentration of credit risk consist of cash. At December 31, 2005, Calibre had $1,905,749 in cash in excess of federally insured limits. Calibre maintains cash accounts only at large high quality financial institutions and Calibre believes the credit risk associated with cash is remote.

Oil and Gas Properties

Calibre follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs and related asset retirement costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10-percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Oil and Gas Properties Not Subject to Amortization

Calibre is currently participating in oil and gas exploration and development activities. At December 31, 2005, a determination cannot be made about the extent of oil reserves that should be classified as proved reserves. Consequently, all the property, development and exploratory costs have been excluded in computing amortization. Calibre will begin to amortize these costs when these projects are evaluated, which is currently estimated to be 2006.

F-7

Notes to Financial Statements

Furniture and Office Equipment

Furniture and office equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of 5 years. During the period ended December 31, 2005, there was no depreciation expense as the assets were not in place and utilized until after the period end.

Employee Stock Plan

In December 2004, the FASB issued SFAS No.123R, "Accounting for Stock-Based Compensation" (“SFAS No. 123R”). SFAS No.123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No.123R requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No.123R, only certain pro forma disclosures of fair value were required. SFAS No.123R shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Calibre will adopt SFAS No. 123R as of January 1, 2006.

Calibre has a stock-based compensation plan, which is described more fully in Note 6. As permitted under generally accepted accounting principles, Calibre accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, stock-based employee compensation cost has been recognized, as all options granted under the plan had an exercise price less than the market value of the underlying common stock on the date of grant, see note 5 for more information. There would be minimal effect on the net loss had compensation cost for the stock-based compensation plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation).

Notes to Financial Statements

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established when necessary to reduce the deferred tax asset to the amount expected to be realized.

Revenue and Cost Recognition

Calibre uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized based on the actual volumes of gas and oil sold to purchasers. The volume sold may differ from the volumes to which Calibre is entitled based on our interest in the properties. Costs associated with production are expensed in the period incurred.

Note 3. Going Concern

As shown in the accompanying financial statements, Calibre has incurred operating losses since inception and expects to continue to incur losses through 2006. As of December 31, 2005, Calibre has limited financial resources until such time that Calibre is able to generate positive cash flow from operations. These factors raise substantial doubt about our ability to continue as a going concern. Calibre’s ability to achieve and maintain profitability and positive cash flow is dependent upon Calibre’s ability to locate profitable properties, generate revenue from their planned business operations, and control exploration cost. Management plans to fund its future operation by obtaining additional financing and commencing commercial production. However, there is no assurance that we will be able to obtain additional financing from investors or private lenders and, if available, such financing may not be on commercial terms acceptable to Calibre or its shareholders.

Note 4. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2005:

Net operating loss	665,578

Less valuation allowance	(665,578)
Total	$–

The components giving rise to the net deferred tax assets described above have been included in the accompanying balance sheet as noncurrent assets. The deferred tax assets are net of a full valuation allowance of $665,578 based on the amount that management believes will ultimately be realized. Realization of deferred tax asset is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. Loss carryforwards for tax purposes will begin to expire in 2025.

The income tax provision differs from the amount of income determined by applying the U.S. Federal income tax rate to pretax income for the year ended December 31, 2005 primarily due to the valuation allowance.

Notes to Financial Statements

Note 5. Shareholders’ Equity

Preferred Stock

Calibre is authorized to issue up to 10 million shares of $.001 par value preferred stock, the rights and preferences of which are to be determined by the Board of Directors at or prior to the time of issuance. As of December 31, 2005 none of the preferred stock is outstanding.

Common Stock

Calibre is authorized to issue 70,000,000 shares of common stock, par value of $.001 per share. The founding shareholders were granted and issued 27,000,000 shares of common stock at inception. In October 2005, Calibre completed a private offering of 20,000,000 shares of common stock at a price of $.40 per share realizing net proceeds after offering costs of $7.2 million. In conjunction with the common shares issued, Calibre issued warrants to purchase 10,000,000 shares of common stock at an exercise price of $.75 per share. The warrants expire in October 2007. These warrants are valued at $0.15 per share or $1,500,000. Calibre paid fees and expenses related to this offering of $756,944. Calibre also granted 2,000,000 warrants with an exercise price of $0.40 per share. The Warrants expire in October 2007. These warrants were also valued at $0.15 or $300,000.

Note 6. Stock Option Plan

2005 Stock Incentive Plan. Calibre adopted the 2005 Stock Incentive Plan (the “Plan”) in October 2005. Under the Plan options may be granted to key employees and other persons who contribute to the success of Calibre. Calibre has reserved 9,000,000 shares of common stock for the plan. During the period ended December 31, 2005, we granted options pursuant to the plan, to purchase 5,150,000 shares of common stock at an exercise price of $.05 per share, 50,000 options to purchase shares of common stock at an exercise price of $.12 per share, and 1,300,000 options to purchase shares of common stock at an exercise price of $.24 per share. 5,800,000 options are fully vested and 650,000 options vest equally over a four year period. All of our outstanding options expire 10 years after the date of grant. The plan is designed to qualify under the Internal Revenue Code as an incentive stock option plan. Compensation expense recorded through December 31, 2005 for the options granted is $1,504,500.

Notes to Financial Statements

December 31, 2005

Net loss, as reported	($1,901,651)
Add: Stock based intrinsic value included in report loss	($1,504,500)
Less: Total stock-based employee compensation expense determined under the fair value based method for all awards	($1,877,465)
Pro-forma net loss	($2,274,616)

Basic and diluted loss per share:
As reported	($0.05)
Pro forma	($0.06)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield $0, expected volatility of 57.99%, risk-free interest rate of 5.0%, and expected lives of 10 years.

Note 7. Related Party Transactions

Prentis B. Tomlinson, Jr., served as a Director and Chairman of the Board of Directors from its formation in July 2005 until April 21, 2006. He owns a 17.9% interest in Kerogen Resources, Inc. (“KRI”.) During 2005, Calibre entered into Participation Agreements (“Agreements”) for the generation of oil and gas prospects with KRI in the Barnett Shale gas development in the Ft. Worth Basin of north Texas and in the Bakken Shale oil development in the Williston Basin of North Dakota and Montana. Under these Agreements, Calibre is required to pay a prospect generation fee to KRI of $597,600 in the Ft. Worth Basin and $638,600 in the Williston Basin. As of December 31, 2005, a total of $1,050,000 has been paid to KRI. In each of these Agreements, Calibre pays 30% of the costs of leases and wells for a 27% working interest whereby Calibre will fund the acquisition and development costs attributable to KRI’s “carried” working interests. The terms of participation by Calibre in the Agreements for both the Ft. Worth Basin and the Williston Basin are similar to Agreements entered into with other industry companies with KRI in these basins.

In October 2005, Calibre purchased a 12.5% working interest through KRI in leases and wells owned by Reichmann Petroleum Corporation in the Ft. Worth Basin. KRI is Calibre’s technical representative on the Reichmann purchase, and as such, Calibre pays 12.5% of the costs, including the costs of KRI’s carried working interest of 1.5625%, for a 10.9375% net working interest. A total of $3,473,418 was paid at closing that represented Calibre’s 12.5% working interest share in approximately 6,190 net acres and prepayment of drilling costs on 12 wells. The price paid for the leases and wells represented market prices for similar leases and wells in the area.

On October 18, 2005, Calibre assumed advances made by Prentis B. Tomlinson, Jr. under a Promissory Note to KRI in the amount of $300,000. The note did bear interest at 6.25% and the principal on the note, including accrued interest, was due at the earlier of September 30, 2006 or the date on which KRI receives proceeds of at least $6,000,000 in one or more equity transactions. This Promissory Note and all accrued interest was repaid in full by KRI in the first quarter of 2006.

Notes to Financial Statements

Note 8. Commitments and Contingencies

Calibre has entered into a three year operating lease agreement for office space in Washington, DC. The lease commenced on November 1, 2005 and will expire on October 31, 2008.

At December 31, 2005, future minimum lease payments under the operating lease are as follows:

2006	$100,927
2007	103,450
2008	79,033
2009	-
2010	-
Thereafter	-
Total	$283,410

Total rent expense was $32,557 for the period ended December 31, 2005. There were $17,700 of leasehold incentives which will be amortized over the life of the lease. As of December 31, 2005, we have drilling commitments of $3,183,898 in 2006 for drilling and completion of wells in progress.

Notes to Financial Statements
NOTE 10 - Subsequent Events

Reverse Merger

On January 27, 2006, pursuant to an Amended and Restated Agreement and Plan of Reorganization dated as of January 17, 2006 by and among Hardwood Doors and Milling Specialties, Inc., a Nevada corporation (the “Company”), Calibre Acquisition Co., a Delaware corporation (“Merger Sub”), and Calibre Energy, Inc., a Delaware corporation (“Calibre Energy Delaware”), ( the “Merger Agreement”), Merger Sub was merged with and into Calibre Energy Delaware, and Calibre Energy Delaware became a wholly-owned subsidiary of Calibre (the “Merger”). As a result of the Merger, Calibre, which previously had no material operations, acquired the business of Calibre Energy Delaware. For accounting purposes, this reorganization will be treated as a reverse merger, with Calibre being the accounting acquirer and the go-forward financial statements will show Calibre’s history from its inception on August 17, 2005.

Each outstanding share of common stock of Calibre Energy Delaware was converted into one share of common stock of Calibre. All outstanding options and warrants to purchase common stock of Calibre Energy Delaware were assumed by Calibre and converted into options and warrants to purchase an equal number of shares of common stock of Calibre. The Merger resulted in a change of control of Calibre, with the former security holders of Calibre Energy Delaware owning approximately 93.0% of Calibre’s outstanding common stock, or approximately 93.7% assuming the exercise of all outstanding options and warrants, following the closing of the Merger.

In connection with the Merger, Calibre issued 47,000,000 shares of its common stock to holders of common stock of Calibre Energy Delaware and reserved for issuance (1) 10,400,000 shares of common stock pursuant to outstanding warrants to purchase common stock of Calibre Energy Delaware that were assumed by Calibre, and (2) 6,425,000 shares of common stock pursuant to outstanding options to purchase common stock of Calibre Energy Delaware pursuant to the Calibre Energy, Inc. 2005 Stock Incentive Plan that were assumed by Calibre. In addition, 19,575,000 issued and outstanding shares of common stock of Calibre were cancelled for no consideration in connection with the Merger. As a result of the Merger, Calibre has 50,525,000 shares of common stock issued and outstanding and an additional 16,825,000 shares of common stock reserved for issuance as described above.

In connection with the consummation of the Merger, we changed our name to Calibre Energy, Inc.

Private Placement

On April 18, 2006 Calibre completed a private placement to institutional and other accredited investors in which it sold 5,800,000 units. Each unit, composed of one share of common stock and a warrant to purchase a share of common stock, was sold at a price of $2.00. Aggregate gross proceeds to Calibre were $11,600,000. Offering costs were $ 892,000 and will be reflected as a reduction in the proceeds.

Each warrant issued entitles the holder to acquire one additional share of Calibre common stock at an exercise price of U.S. $2.75 per share at any time on or before two years following the date of issuance. Provided that if the closing price of our common stock on any exchange on which the common stock is traded or quoted equals or exceeds U.S.$4.00 for 20 consecutive trading days and if either: (i) a registration statement registering the re-sale of the shares issuable upon exercise of the warrants has been declared effective, or (ii) Calibre has completed a “Canadian Going Public Transaction” as referred to in the Warrant under the caption “Canadian Reporting Issuer Status,” then the warrant term shall be automatically reduced to 30 days from the date of initial issuance of a news release by Calibre announcing the change to the warrant term.

Notes to Financial Statements

In connection with sales outside the United States, Calibre Energy paid finders fees totaling $ 892,000 and issued to the finders warrants to acquire a total of 579,500 shares on the same terms as those warrants issued to the investors except that the exercise price for the finders warrants is $2.00 per share.

Notes to Financial Statements

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates) to be incurred on pre-tax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent per year to reflect the estimated timing of the future cash flows.

Proved Developed and Undeveloped Oil and Gas Reserves, at year end (net):
From Inception (August 17, 2005) to December 31, 2005 (Mcf)
Balance, August 17, 2005	-
Extensions, discoveries and improved production	69.000
Production	(3.000)

End of Year	66.000

Standardized Measure of Discounted Future Net Cash Flows:
December 31, 2005
Future cash inflows	$462,794
Future production costs	$(154,904)
Future development costs and abandonment	(10,938)
Future net cash flows before income taxes	296,953
Future income taxes	(103,933)
Future net cash flows	193,019
10% annual discount for estimated timing of cash flows	(60,500)
Standardized Measure of Discounted Future Net Cash Flows	$132,519

Changes in Standardized Measure of Discounted Future Net Cash Flows:
From Inception (August 17, 2005) to December 31, 2005
Beginning of the year	-
Extensions, discoveries and improved production	$138,613
Sales of oil and gas produced, net of production costs	(6,094)

End of the Year	$132,519

Notes to Financial Statements

PRO FORMA
FINANCIAL INFORMATION
Unaudited

IMPORTANT NOTICE:

The following unaudited Pro Forma financial information of Calibre Energy, Inc. ("Calibre") and Hardwood Doors & Milling Specialities, Inc. ("Hardwood") set forth a post merger snapshot of the combined balance sheet at December 31, 2005 and statement of operations for the twelve months ended December 31, 2005 as though the merger had occurred as of the beginning of the period. The Pro Forma transactions presented are required by the merger agreement or by accounting principles to be completed upon the completion of the reverse acquisition.

Pro Forma Balance Sheet

December 31, 2005

(unaudited)
	CEI	Hardwood		Adjustments			Pro Form Combined
Assets	(audited)	(audited)		Debit		Credit

Current Assets
Cash	2,105,749	$872				872	$2,105,749
Accounts Receivable	33,960						33,960
Notes receivable	300,000	- -					300,000
Other current assets	104,100	- -			(4)	100,000	4,100
Total current assets	$2,543,809	872					2,443,809

Noncurrent Assets
Oil and gas properties, using full cost method	5,308,881						5,308,881
Furniture and office equipment	121,778	- -					121,778
Less accumulated depreciation, depletion, amortization and impairment	(35,599)	- -					(35,599)
Net property, furniture and office equipment	5,395,060	- -					5,395,060

Total assets	$7,938,869	$872				100,872	$7,838,869

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable- trade	946,852						946,852
Accounts payable- employees	98,630						98,630
Accrued expenses	20,482	12,511		12,511			20,482
Note Payable - Stockholder	- -	10,000		10,000			-
Total liabilities	$1,065,964	$22,511		22,511			$1,065,964

Shareholders' Equity
Preferred stock	-	-					-
Common stock	47,000	23,100	(2)	23,100	(1)	3,525	50,525
Additional paid-in capital	8,727,556	124,900	(1)	3,525	(2)	23,100	8,702,392
			(3)	169,639
Accumulated deficit	(1,901,651)	(169,639)	(4)	100,000	(3)	169,639	(1,980,012)
					(4)	21,639
Total shareholders' equity	6,872,905	(21,639)					6,772,905

Total liabilities and shareholders' equity	$7,938,869	$872		318,775		318,775	$7,838,869

Notes
(1)	Merger agreement calls provides for the issuance of 3,525,000 shares of Calibre Energy, Inc. common stock at a par value of $0.001.

(2)	As a result of reverse merger accounting, additional paid in capital of Hardwood is eliminated.

(3)	As a result of the reverse merger accounting, the Hardwood’s accumulated deficit is eliminated.

(4)	Represents the cost of the merger of $100,000 cash and the write off of $21,639 of net liabilities included in Hardwood’s balance sheet.

Notes to Financial Statements

Consolidated Pro Forma
STATEMENT OF OPERATIONS
Twelve Months Ended December 31, 2005
(unaudited)

	Calibre	Hardwood	Adjustments		Combined
	(audited) (1)	(audited)	Debit	Credit	Pro Forma

Net revenue	$20,778	$ - -			$20,778
Operating Expenses
Lease Operating Expense	14,684	-			14,684
Depletion expense	35,599	-			35,599
Compensation expense	1,504,500	0			1,504,500
General and Administrative (excluding compensation expense)	389,102	(2) 23,923	100,000		513,025
Total operating expenses	1,943,885	23,923	100,000		2,067,808
(Loss) from operations	(1,923,107)	(23,923)	100,000		(2,047,030)
Interest income	21,456	-			21,456
Taxes	-	-			-
Net (loss)	$(1,901,651)	$(23,923)	100,000		$(2,025,574)

Notes
(1)	Income from August 17, 2005 (Date of Inception) to December 31, 2005.

(2)	Represents the cost of the merger of $100,000 cash.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$22,190.60
Printing Costs	3,000
Legal Fees and Expenses	60,000
Accounting Fees and Expenses	15,000
Transfer Agent and Registrar Fees	3,000
Miscellaneous	10,000
Total	$113,190.60

Item 14. Indemnification of Directors and Officers.

Chapter 78 of the Nevada General Corporation Law (“NGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to NGCL Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. NGCL Chapter 78 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he is not liable pursuant to NGCL Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court or other court of competent jurisdiction in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court or other court of competent jurisdiction shall deem proper.

Article VII of our Articles of Incorporation provides as follows:

“A director or officer of the Corporation shall have no personal liability to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except for damages for breach of fiduciary duty resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes as it may from time to time be amended or any successor provision thereto.”

Article VIII of our Bylaws provides as follows:

“Section 1. Any person made a party to or involved in any civil, criminal or administrative action, suit or proceeding by reason of the fact that he or his testator or intestate is or was a Director, officer, or employee of the Corporation, or of any corporation which he, the testator, or intestate served as such at the request of the Corporation, shall be indemnified by the Corporation against expenses reasonably incurred by him or imposed on him in connection with or resulting from the defense of such action, suit, or proceeding and in connection with or resulting from any appeal thereon, except with respect to matters as to which it is adjudged in such action, suit or proceeding that such officer, Director, or employee was liable to the Corporation, or to such other corporation, for negligence or misconduct in the performance of his duty. As used herein the term "expense" shall include all obligations incurred by such person for the payment of money, including without limitation attorney's fees, judgments, awards, fines, penalties, and amounts paid in satisfaction of judgment or in settlement of any such action, suit, or proceedings, except amounts paid to the Corporation or such other corporation by him.”

A judgment of conviction whether based on plea of guilty or nolo contendere or its equivalent, or after trial, shall not of itself be deemed an adjudication that such Director, officer or employee is liable to the Corporation, or such other corporation, for negligence or misconduct in the performance of his duties. Determination of the rights of such indemnification and the amount thereof may be made at the option of the person to be indemnified pursuant to procedure set forth, from time to time, in the By-Laws, or by any of the following procedures: (a) order of the Court or administrative body or agency having jurisdiction of the action, suit, or proceeding; (b) resolution adopted by a majority of the quorum of the Board of Directors of the Corporation without counting in such majority any Directors who have incurred expenses in connection with such action, suit or proceeding; (c) if there is no quorum of Directors who have not incurred expense in connection with such action, suit, or proceeding, then by resolution adopted by a majority of the committee of stockholders and Directors who have not incurred such expenses appointed by the Board of Directors; (d) resolution adopted by a majority of the quorum of the Directors entitled to vote at any meeting; or (e) Order of any Court having jurisdiction over the Corporation. Any such determination that a payment by way of indemnity should be made will be binding upon the Corporation. Such right of indemnification shall not be exclusive of any other right which such Directors, officers, and employees of the Corporation and the other persons above mentioned may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any By-Law, Agreement, vote of stockholders, provision of law, or otherwise in addition to their rights under this Article. The provision of this Article shall apply to any member of any committee appointed by the Board of Directors as fully as though each person and been a Director, officer or employee of the Corporation.”

Additionally, under their employment agreements with Calibre, Messrs. Tomlinson, Moses, Pennington and Frey are entitled to indemnification in their capacity as officers of Calibre to the fullest extent permitted by the NGCL.

Item 15. Recent Sales of Unregistered Securities.

Acquisition of Calibre Energy, Inc.

On January 27, 2006 when Calibre was named “Hardwood Doors and Milling Specialties, Inc.,” it issued: (i) 47,000,000 shares of common stock to the shareholders of Calibre Energy, Inc., a Delaware corporation ("Calibre Delaware") in exchange for all the outstanding capital stock of Calibre Delaware; and (ii) warrants to acquire 10,000,000 shares of common stock at a price of $0.75 to the shareholders of Calibre Energy, Inc., a Delaware corporation ("Calibre") in exchange for all the outstanding capital stock of Calibre. The shares of common stock issued in the acquisition were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act of 1933 (the “Securities Act”) and/or Section 4(2) of the Securities Act. Calibre subsequently changed its name to “Calibre Energy, Inc.”

In March and April of 2006, Calibre issued 5,800,000 shares of common stock and warrants to acquire 5,800,000 shares of common stock at a price of $2.75 of Calibre Energy, Inc., a Nevada corporation (“Calibre”). In March and April, Calibre issued to the placement agents who assisted with the sale of the share and warrants, warrants to purchase 579,500 shares of Common Stock at a price of $2.00 per share. The shares of common stock and warrants were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act of 1933 (the “Securities Act”), Regulation S, and/or Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits of Calibre are included herein.

Exhibit No.	Description

2.1
Amended and Restated Agreement and Plan of Reorganization dated January 17, 2006 by and among Hardwood Doors and Milling Specialities, Inc., a Nevada corporation, Calibre Energy Acquisition Corp., a Delaware corporation, and Calibre Energy, Inc., a Delaware corporation, (Incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed by Calibre Energy, Inc. on January 27, 2006)

3.1
Amended and Restated Articles of Incorporation of Hardwood Doors and Milling Specialties, Inc. (Incorporated by reference to Exhibit 3.1 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

3.3	Bylaws of Calibre Energy, Inc. (Incorporated by reference to Exhibit 3.3 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)
5.1	Opinion of Vinson & Elkins L.L.P.
10.1
Registration Rights Agreement dated October 31, 2005 by and among Calibre Energy, Inc. and the stockholders named therein. (Incorporated by reference to Exhibit 10.1 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

Exhibit No.	Description

10.2
Form of Common Stock Warrant dated October 31, 2005 issued by Calibre Energy, Inc. to the purchasers. (Incorporated by reference to Exhibit 10.2 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.3
Participation Agreement (Southern Fort Worth Basin) dated September 20, 2005 among Calibre Energy, Inc., Kerogen Resources, Inc. (Incorporated by reference to Exhibit 10.3 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.4
Letter Agreement re: Barnett Share Acquisition dated October 12, 2005 between Reichmann Petroleum and Calibre Energy, Inc. (Incorporated by reference to Exhibit 10.4 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.5
Participation Agreement (Williston Basin) dated September 20, 2005 between Calibre Energy, Inc. and Kerogen Energy, Inc. (Incorporated by reference to Exhibit 10.5 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.6
First Amendment to Participation Agreements dated October 31, 2005 among Calibre Energy, Inc., Kerogen Resources, Inc., Triangle Petroleum USA, Inc. and Wynn Crosby Partners I, LP. (Incorporated by reference to Exhibit 10.6 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.7	Calibre Energy, Inc. 2005 Stock Incentive Plan (Incorporated by reference to Exhibit 10.7 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)
10.8	Form of Incentive Stock Option Agreement (Incorporated by reference to Exhibit 10.8 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)
10.9	Form of Non-Statutory Stock Option Agreement (Incorporated by reference to Exhibit 10.9 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)
10.10
Employment Agreement dated September 11, 2005 between Calibre Energy, Inc. and Prentis B. Tomlinson, Jr. (Incorporated by reference to Exhibit 10.10 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.11
Employment Agreement dated September 22, 2005 between Calibre Energy, Inc. and Moses. (Incorporated by reference to Exhibit 10.11 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.12
Employment Agreement dated December 21, 2005 between Calibre Energy, Inc. and Peter F. Frey (Incorporated by reference to Exhibit 10.12 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

Exhibit No.	Description

10.13
Employment Agreement dated December 28, 2005 between Calibre Energy, Inc. and O. Oliver Pennington, III (Incorporated by reference to Exhibit 10.13 of Calibre Energy, Inc.’s Current Report on Form 8-K filed January 27, 2006.)

10.14	Form of Stock Purchase Warrant dated April 18, 2006. (Incorporated by reference to Exhibit 10.1 of Calibre Energy, Inc.’s Current Report on Form 8-K filed April 24, 2006.)
10.15	Registration Rights Agreement dated April 18, 2006. (Incorporated by reference to Exhibit 10.1 of Calibre Energy, Inc.’s Current Report on Form 8-K filed April 24, 2006.)
23.1	Consent of Malone & Bailey, P.C.
23.2	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1)
23.3	Consent of Ryder Scott Company, L.P.
 (b) Financial Statement Schedules.

All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 5th day of May 2006.

CALIBRE ENERGY, INC.

By: /s/ Prentis B. Tomlinson, Jr.
Name: Prentis B. Tomlinson, Jr.
Title: Chief Executive Officer

By: /s/ O. Oliver Pennington, III
Name: O. Oliver Pennington, III
Title: Chief Financial Officer and
Principal Accounting Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Prentis B. Tomlinson, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Prentis B. Tomlinson, Jr.	President, Chief Executive Officer and	May 5, 2006
Prentis B. Tomlinson, Jr.	Director (principal executive officer)

/s/O. Oliver Pennington, III	Vice President and Chief Financial Officer	May 5, 2006
O. Oliver Pennington, III	(principal financial and accounting officer)

/s/ Edward L. Moses, Jr.		May 5, 2006
Edward L. Moses, Jr.	Director

/s/ W. Richard Anderson		May 5, 2006
W. Richard Anderson	Director

SIGNATURE PAGE FOR
FORM SB-2 - REGISTRATION STATEMENT